                                                                    Exhibit 99.3

                      CONVERSION VALUATION APPRAISAL REPORT



                                  Prepared for:

                                  TierOne Bank

                                       and

                               TierOne Corporation
                                Lincoln, Nebraska


                                     As Of:
                                  March 5, 2002



                                  Prepared By:

                             Keller & Company, Inc.

                              555 Metro Place North
                                    Suite 524
                               Dublin, Ohio 43017
                                 (614) 766-1426


                                KELLER & COMPANY

                                TABLE OF CONTENTS

INTRODUCTION                                                                 PAGE
 I.   Description of TierOne Bank                                               4
      General                                                                   4
      Performance Overview                                                      8
      Income and Expense                                                       10
      Yields and Costs                                                         15
      Interest Rate Sensitivity                                                16
      Lending Activities                                                       18
      Non-Performing Assets                                                    24
      Investments                                                              26
      Deposit Activities                                                       27
      Borrowings                                                               28
      Subsidiaries                                                             28
      Legal Proceedings                                                        30
      Office Properties                                                        32
      Management                                                               32

 II.  Description of Primary Market Area                                       34

 III. Comparable Group Selection
      Introduction                                                             43
      General Parameters
       Merger/Acquisition                                                      44
       Mutual Holding Companies                                                44
       Trading Exchange                                                        45
       IPO Date                                                                46
       Geographic Location                                                     46
       Asset Size                                                              46
     Balance Sheet Parameters
       Introduction                                                            48
       Cash and Investments to Assets                                          48
       Mortgage-Backed Securities to Assets                                    49
       One- to Four-Family Loans to Assets                                     50
       Total Net Loans to Assets                                               50
       Total Net Loans and Mortgage-Backed Securities to Assets                50
       Borrowed Funds to Assets                                                52
       Equity to Assets                                                        52
     Performance Parameters
       Introduction                                                            53

                                                                                   PAGE
III.     Comparable Group Selection (cont.)
         Performance Parameters (cont.)
           Return on Average Assets                                                  53
           Return on Average Equity                                                  54
           Net Interest Margin                                                       54
           Operating Expenses to Assets                                              55
           Noninterest Income to Assets                                              55
         Asset Quality Parameters
           Introduction                                                              56
           Nonperforming Assets to Asset Ratio                                       56
           Repossessed Assets to Assets                                              57
           Loan Loss Reserves to Assets                                              58
         The Comparable Group                                                        59

IV.      Analysis of Financial Performance                                           61

V.      Market Value Adjustments
         Earnings Performance                                                        64
            Goodwill Litigation                                                      67
         Market Area                                                                 76
         Financial Condition                                                         77
         Asset, Loan and Deposit Growth                                              79
         Dividend Payments                                                           81
         Subscription Interest                                                       81
         Liquidity of Stock                                                          82
         Management                                                                  83
         Marketing of the Issue                                                      84

VI.      Valuation Methods                                                           85
         Price to Book Value Method                                                  86
         Price to Earnings Method                                                    87
         Price to Assets Method                                                      88
         Valuation Conclusion                                                        90

                                LIST OF EXHIBITS

NUMERICAL                                                                                PAGE
EXHIBITS
   1                 Consolidated Statement of Financial Condition -
                       at December 31, 2001
   2                 Consolidated Statements of Financial Condition  -
                       at June 30, 1997 through 2000 and at December 31, 2000
   3                 Consolidated Statement of Income  -
                       Year ended December 31, 2001
   4                 Consolidated Statements of Income - Years Ended
                       June 30, 1997 through 2000 and December 31, 2000
   5                 Selected Financial Information
   6                 Income and Expense Trends
   7                 Normalized Earnings Trends
   8                 Performance Indicators
   9                 Volume/Rate Analysis
  10                 Yield and Cost Trends
  11                 Net Portfolio Value
  12                 Loan Portfolio Composition
  13                 Loan Maturity Schedule
  14                 Loan Originations and Purchases
  15                 Delinquent Loans
  16                 Nonperforming Assets
  17                 Classified Assets
  18                 Allowance for Loan Losses
  19                 Investment Portfolio Composition
  20                 Mix of Deposits
  21                 Certificates by Maturity
  22                 Deposit Activity
  23                 Borrowed Funds Activity
  24                 Offices of TierOne Bank
  25                 Management of the Bank
  26                 Key Demographic Data and Trends
  27                 Key Housing Data
  28                 Major Sources of Employment
  29                 Unemployment Rates
  30                 Market Share of Deposits
  31                 National Interest Rates by Quarter
  32                 Thrift Stock Prices and Pricing Ratios
  33                 Key Financial Data and Ratios
  34                 Recently Converted Thrift Institutions
  35                 Acquisitions and Pending Acquisitions

NUMERICAL                                                                              PAGE
EXHIBITS
  36              Thrift Stock Prices and Pricing Ratios -
                      Mutual Holding Companies
  37              Key Financial Data and Ratios -
                      Mutual Holding Companies
  38              Balance Sheets Parameters -
                      Comparable Group Selection
  39              Operating Performance and Asset Quality Parameters -
                      Comparable Group Selection
  40              Balance Sheet Ratios -
                      Final Comparable Group
  41              Operating Performance and Asset Quality Ratios
                      Final Comparable Group
  42              Balance Sheet Totals - Final Comparable Group
  43              Balance Sheet - Asset Composition
                      Most Recent Quarter
  44              Balance Sheet - Liability and Equity
                      Most Recent Quarter
  45              Income and Expense Comparison
                      Trailing Four Quarters
  46              Income and Expense Comparison as a Percent of
                      Average Assets - Trailing Four Quarters
  47              Yields, Costs and Earnings Ratios
                      Trailing Four Quarters
  48              Dividends, Reserves and Supplemental Data
  49              Valuation Analysis and Conclusions
  50              Comparable Group Market, Pricing
                      and Financial Ratios
  51              Pro Forma Minimum Valuation
  52              Pro Forma Mid-Point Valuation
  53              Pro Forma Maximum Valuation
  54              Pro Forma Superrange Valuation
  55              Summary of Valuation Premium or Discount

ALPHABETICAL EXHIBITS                                                               PAGE
   A                       Background and Qualifications
   B                       RB 20 Certification
   C                       Affidavit of Independence

INTRODUCTION

         Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of TierOne Corporation (the "Corporation"), a Wisconsin corporation, formed as a holding company to own all of the to-be-issued shares of common stock of TierOne Bank ("TierOne" or the "Bank"), Lincoln, Nebraska. The stock is to be issued in connection with the Bank's Application for Approval of Conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Application is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). In accordance with the Bank's conversion, there will be a simultaneous issuance of all the Bank's stock to the Corporation, which will be formed by the Bank. Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Bank's management and the Bank's conversion counsel, Elias, Matz, Tiernan & Herrick LLP, Washington, D.C.

         This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization," in accordance with the OTS application requirements of Regulation (S)563b and the OTS's Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

         The pro forma market value is defined as the price at which the stock of the Corporation upon completion of the conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arms-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in non-control blocks.

         In preparing this conversion appraisal, we have reviewed the financial statements for the five fiscal years ended June 30, 1997 through 1999, and December 31, 2000 and 2001, and discussed them with TierOne's management and with TierOne's independent auditors, KPMG LLP, Lincoln, Nebraska (reference Exhibits 1 through 4). We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form S-1 and the Bank's preliminary Form AC and discussed them with management and with the Bank's conversion counsel.

         We have visited TierOne's home office and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area which includes all of the state of Nebraska and extends into southwestern Iowa and northern Kansas with a focus on Nebraska and the communities of Lincoln in Lancaster County and Omaha in Douglas County and analyzed the Bank's primary market area relative to Nebraska and the United States. TierOne has a total of 58 offices in 41 communities. We have also examined the competitive market within which TierOne operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key characteristics, both positive and negative.

         We have given consideration to the current market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of TierOne to those selected institutions.

         Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I.       Description of TierOne Corporation

GENERAL

         TierOne Bank was organized in 1907 as a state-chartered mutual savings and loan association with the name Fidelity Savings and Loan Association, Lincoln, Nebraska. The Bank became a federally-chartered savings and loan association in 1935, changing its name to First Federal Savings and Loan Association of Lincoln. In 1995, the Bank converted its charter to a federal savings bank charter and adopted the name First Federal Lincoln Bank, and then in February 2002, the Bank changed its name to TierOne Bank.

         TierOne conducts its business from its main office in Lincoln, Nebraska and its 57 branch offices in 41 communities, with 46 offices located throughout Nebraska, nine offices in Iowa and three offices in northern Kansas. The Bank's market area is comprised of Nebraska, southwest Iowa and northern Kansas.

         TierOne's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). TierOne is a member of the Federal Home Loan Bank (the "FHLB") of Topeka and is regulated by the OTS and by the FDIC. As of December 31, 2001, TierOne had assets of $1,570,013,000, deposits of $1,096,242,000 and equity of $121,755,000.

         TierOne is a community oriented institution which has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its market area. TierOne has been involved in the origination of residential mortgage loans secured by one- to four-family dwellings, including warehouse mortgage lines of credit, which represented 92.6 percent of its loan originations during the fiscal year ended December 31, 2001, and a lesser 87.6 percent of its loan originations during the year ended December 31, 1999. Construction loan originations, including residential and nonresidential construction loans, represented a modest 3.2 percent and 3.6 percent of total originations for the same respective time periods. At December 31, 2001, 47.9 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, not including residential construction loans, representing 7.5 percent, compared to a larger
60.6 percent at December 31, 1997, with residential construction loans representing 4.3 percent, with the primary sources of funds being retail deposits from residents in its local communities and to a lesser extent FHLB advances. The Bank is also an originator of multi-family loans, commercial real estate loans, construction loans, land loans, commercial business loans, and consumer loans. Consumer loans include home equity loans and second mortgage loans, home equity lines of credit, automobile loans, home improvement loans and other secured and unsecured personal loans.

         The Bank had $94.0 million, or a modest 6.0 percent of its assets in cash and investments including FHLB stock. The Bank had an additional $46.3 million or 2.9 percent of assets in mortgage-backed and related securities. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank's lending and investment activities.

         The Bank's gross amount of stock to be issued in the subscription and community offering and to the foundation will be $138,000,000 or 13,800,000 shares at $10 per share based on the midpoint of the appraised value of $138.0 million, with net conversion proceeds of $127.0 million, reflecting conversion expenses of approximately $2.8 million and the formation of a $5.0 million foundation. The actual cash proceeds to the Bank will be $65.1 million, representing 50.0 percent of the net conversion proceeds. The ESOP will represent 8.0 percent of the gross shares issued or 1,104,000 shares at $10 per share, representing $11,040,000. The Bank's net proceeds will be invested in adjustable-rate mortgage loans, commercial business loans and commercial real estate loans, and initially invested in short term investments. The Bank may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversification into other businesses, or for any other purposes authorized by law. The Corporation will use its fifty percent of the proceeds to fund the ESOP, to invest in short term securities or possibly to purchase mortgage-backed and related securities.

         TierOne has seen a modest deposit increase over the past four years with deposits rising 15.3 percent from December 31, 1997, to December 31, 2001, or an average of 3.8 percent per year. From December 31, 2000, to December 31, 2001, deposits increased by 4.6 percent, compared to a 4.2 percent increase in 2000. The Bank has focused on increasing its residential real estate and construction loans, commercial real estate and construction loans, commercial business loans and consumer loans during the past four years, monitoring its net interest margin and earnings and maintaining a reasonable equity to assets ratio. Equity to assets increased from 7.79 percent of assets at December 31, 1997, to 7.93 percent at December 31, 2000, and then decreased to 7.76 percent at December 31, 2001, due to higher growth.

         TierOne's primary lending strategy has been to focus on the origination of adjustable-rate and fixed-rate one-to four-family loans, including home equity loans, with increased emphasis on the origination of commercial real estate construction loans and commercial business loans, the origination of construction loans, and the origination of consumer loans. The Bank has also been active in funding warehouse mortgage lines of credit to approved mortgage brokers secured by residential mortgage loans.

         TierOne's share of one- to four-family mortgage loans, including warehouse mortgage lines of credit has decreased, from 60.6 percent of gross loans at December 31, 1997, to 47.9 percent as of December 31, 2001. Residential construction loans increased from 4.3 percent of gross loans at December 31, 1997, to 7.5 percent at December 31, 2001, and commercial construction loans increased from 1.1 percent of gross loans at December 31, 1997, to 6.3 percent of gross loans at December 31, 2001. Commercial real estate and land loans increased from 15.6 percent of gross loans to 17.0 percent from December 31, 1997, to December 31, 2001, and multi-family loans decreased from 6.0 percent of gross loans to 4.9 percent from December 31, 1997, to December 31, 2001. All types of mortgage loans as a group decreased modestly from 87.6 percent of gross loans at December 31, 1997 to 83.6 percent at December 31, 2001. The decrease in mortgage loans was offset by the Bank's increase in consumer loans and commercial business loans. Commercial business loans increased from 0.2 percent of loans in 1997 to 0.8 percent of loans at December 31, 2001. The Bank's share of consumer loans witnessed an increase in their share of loans from 12.2 percent at December 31, 1997, to 15.6 percent at December 31, 2001, and the level of consumer loans increased from $103.8 million to $236.8 million, due to growth in all categories of consumer loans.

         Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances, the recent rise in charge-offs and nonperforming assets in the industry, and also in recognition of the Bank's rise in higher risk loans. At December 31, 1997, TierOne had $7,160,000 in its loan loss allowance or 0.84 percent of gross loans, which increased to $13,463,000 and represented a modestly higher 0.89 percent of gross loans at December 31, 2001.

         Interest income from loans and investments has been the primary basis of earnings with the net interest margin being the key determinant of net earnings. With a dependence on net interest margin for earnings, current management will focus on maintaining the Bank's net interest margin without undertaking excessive credit risk and controlling the Bank's level of nonperforming loans.

PERFORMANCE OVERVIEW

     TierOne's financial position for the past five years ending December 31, 1997, through December 31, 2001, is highlighted through the use of selected financial data in Exhibit 5 with historical financials for the fiscal years of 1997 through 2001 provided in Exhibits 1 through 4. TierOne has focused on maintaining its overall earnings, increasing its loan levels, increasing its retail deposits and borrowed funds and reducing mortgage-backed securities, cash and investment securities and maintaining its net interest margin. TierOne has experienced a moderate increase in assets from 1997 to 2001 with a modest increase in deposits and a larger increase in FHLB advances, and a moderate rise in total equity but a decrease in the ratio of equity to assets over the past four years.

     TierOne witnessed a total increase in assets of $506.6 million or 47.6 percent for the period of December 31, 1997, to December 31, 2001, representing an average annual increase in assets of 11.9 percent. For the year ended December 31, 2000, assets increased $56.0 million or 4.3 percent. For the year ended December 31, 2001, the Bank's assets increased $210.5 million or 15.5 percent. Over the past four years, the Bank experienced its largest dollar rise in fiscal year 2001, which represented a strong 15.5 percent increase in assets, funded primarily by a rise in FHLB advances, which increased $124.3 million.

     The Bank's net loan portfolio, including mortgage loans and non-mortgage loans, increased from $828.8 million at December 31, 1997, to $1.4 billion at December 31, 2001, and represented a total increase of $579.0 million, or 69.9 percent. The average annual increase during that period was 17.5 percent. That increase was primarily the result of higher levels of consumer loans, commercial real estate and land loans and construction loans. For the year ended December 31, 2000, loans increased $140.9 million or 14.2 percent. For the year ended December 31, 2001, net loans increased a larger $276.0 million or 24.4 percent.

     TierOne has pursued obtaining funds through retail deposit growth, use of FHLB advances, reduction in mortgage-backed securities, and some reduction in cash and investments in accordance with the demand for loans. The Bank's competitive rates for savings in its local market in conjunction with its focus on service have been the sources for attracting retail deposits. Deposits increased 10.2 percent from December 31, 1997 to December 31, 2000, and then increased 4.6 percent in 2001 with an average rate of increase of 3.8 percent from December 31, 1997, to December 31, 2001. The Bank's FHLB advances increased from $10.5 million at December 31, 1997, to $303.3 million at December 31, 2001.

     TierOne has been able to increase its dollar level of equity each fiscal year from 1997 through 2001, but the Bank's equity to assets ratio decreased from 1997 to 2001 due to TierOne's stronger growth. At December 31, 1997, the Bank had equity of $82.8 million, representing a 7.79 percent equity to assets ratio and then equity increased to $107.9 million at December 31, 2000, representing a 7.93 percent equity to assets ratio. At December 31, 2001, equity was a higher $121.8 million but a lower 7.76 percent of assets. The overall decrease in the equity to assets ratio from 1997 to 2001 is the result of the Bank's stable yet moderate earnings performance impacted by the Bank's strong increase in assets in 2001. Equity increased 47.0 percent from December 31, 1997, to December 31, 2001, representing an average annual increase of 11.7 percent and increased 12.9 percent for the year ended December 31, 2001.

INCOME AND EXPENSE

     Exhibit 6 presents selected operating data for TierOne, reflecting the Bank's income and expense trends. This table provides key income and expense figures in dollars for the five years ending December 31, 1997, through December 31, 2001.

     TierOne has witnessed an increase in its dollar level of interest income from December 31, 1997, to December 31, 2001, due to the Bank's growth in assets, primarily loans. Interest income increased from $79.9 million in 1997 to $105.1 million in 2001.

     The Bank's interest expense experienced a similar trend with an increase from 1997 to 2001, increasing from $47.6 million in 1997 to 57.2 million in 2001. Interest expense increased $9.5 million or 20.0 percent, from 1997 to 2001, compared to a dollar increase in interest income of $25.3 million and a
31.6 percent increase for the same time period. In 2001, interest income increased $1.3 million, compared to a decrease in interest expense of $8.4 million, resulting in a $9.6 million increase in net interest income in 2001, compared to an average annual increase in net interest margin of $2.0 million from 1997 to 2000. Net interest income increased from $32.2 million in 1997 to $38.3 million in 2000 and then increased to $48.0 million in 2001. The Bank's net interest margin ratio decreased from 1997 to 2000 and then increased in 2001 as a result of the decrease in overall interest rates and the resultant decrease in interest expense.

     The Bank has made provisions for loan losses in each of the past five years of 1997 through 2001. The amounts of those provisions were determined in recognition of the Bank's levels of total loans outstanding, nonperforming assets, charge-offs, higher risk loans, repossessed assets, and overall lending activity, and industry norms. The loan loss provisions were $1,033,000 in 1997, $832,000 in 1998, $1,132,000 in 1999, $1,273,000 in 2000 and $3,997,000 in 2001.
Charge-offs have increased from $57,000 in 1997 to $497,000 in 2001. The impact of these loan loss provisions has been to provide TierOne with a general valuation allowance of $13,463,000 at December 31, 2001, or 0.89 percent of gross loans.

     Total other income or noninterest income indicated a moderate rise from year 1997 to 2001. Noninterest income increased from $4.1 million in 1997 to $6.6 million in 2000 and then increased to $10.9 million in 2001. The rise in noninterest income in 2001 was due primarily to a rise in gains on the sale of assets, which increased $1.3 million in 2001 and a rise in fees and charges of $2.4 million. The average annual noninterest income level from 1997 to 2000 was $5.7 million or 0.47 percent of average assets. In the year ended December 31, 2001, noninterest income was $10.9 million or a higher 0.70 percent of assets. Noninterest income consists primarily of fees and service charges, gains on loans sold and other income.

     The Bank's general and administrative expenses or noninterest expenses increased from $22.0 million for the year ended December 31, 1997, to $34.6 million for the fiscal year ended December 31, 2001. The dollar increase in noninterest expenses from 1997 to 2000 was $7.5 million, representing a 33.9 percent increase or 11.3 percent a year. The increase in noninterest expenses in 2001 was a higher $5.1 million, representing a 17.2 percent increase in 2001. On a percent of average assets basis, operating expenses increased from 2.10 percent of average assets for the year ended December 31, 1997, to 2.40 percent for the fiscal year ended December 31, 2001.

     The net earnings position of TierOne has indicated profitable performance for the past five years ended December 31, 1997 through 2001. The annual net income figures for the past five years of 1997 through 2001 have been $8,166,000, $8,338,000, $8,428,000, $9,026,000 and $13,042,000, representing returns on average assets of 0.78 percent, 0.77 percent, 0.70 percent, 0.65 percent and 0.90 percent, respectively.

     Exhibit 7 provides the Bank's normalized earnings or core earnings for fiscal years 2000 and 2001. The Bank's normalized earnings eliminate any nonrecurring income and expense items. There were no adjustments in 1999 or 2000. In the fiscal year ended December 31, 2001, there was one income adjustment to reduce the higher gains on sale of loans by

$428,000 before taxes.

     The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibit 8 to reflect the results of performance. The Bank's return on average assets was 0.78 percent in 1997, 0.77 percent in 1998, 0.70 percent in 1999, 0.65 percent in 2000 and 0.90 percent in 2001.

     The Bank's average yield on interest-earning assets decreased from 7.89 percent in 1997 to 7.71 percent in 2000 and then decreased further to 7.54 percent in 2001. The Bank's cost of interest-bearing liabilities increased from
5.09 percent in 1997 to 5.25 percent in 2000 and then decreased to 4.50 percent in 2001, as a result of the decline in overall interest rates.

     The Bank's net interest rate spread decreased from 2.80 percent in 1997 to
2.46 percent in fiscal year 2000 and then increased to 3.04 percent in 2001. The Bank's net interest margin indicated a similar trend, decreasing from 3.19 percent in 1997 to 2.85 percent in 2000 and then increased to 3.44 percent in 2001. TierOne's net interest rate spread decreased 34 basis points from 1997 to 2000 to 2.46 percent from 2.80 percent in 1997. The Bank's net interest spread then increased 58 basis points to 3.04 percent for the year ended December 31, 2001. The Bank's net interest margin followed a similar trend, decreasing an identical 34 basis points from 1997 to 2000 to 2.85 percent in 2000. The Bank's net interest margin then increased 59 basis points in 2001 to 3.44 percent.

     The Bank's return on average equity decreased from 1997 to 2000 and then increased in 2001. The return on average equity decreased from 10.37 percent in 1997 to 8.85 percent in fiscal year 2000 and then increased to 11.36 percent in 2001. The rise in the return on average equity in 2001 was due to the Bank's lower cost of funds combined with higher gains on loan sales, resulting in higher earnings, accented by a decrease in the Bank's equity to assets ratio.

     TierOne's ratio of interest-earning assets to interest-bearing liabilities decreased slightly from 108.04 percent at December 31, 1997, to 108.01 percent at December 31, 2000, and then increased to 109.77 percent at December 31, 2001.

     The Bank's ratio of noninterest expenses to average assets increased from
2.10 percent in 1997 to a higher 2.40 percent in fiscal year 2001, due to increases in normal overhead. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 60.0 percent with the lower the ratio indicating higher efficiency. The Bank's efficiency ratio increased from 60.77 percent in 1997 to
65.76 percent in 2000 and then decreased to 58.74 percent in 2001.

     Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. TierOne witnessed a modest decrease in its nonperforming asset ratio from 1997 to 2001. Nonperforming assets consist of loans delinquent 90 days or more, nonaccruing loans, troubled debt restructurings and repossessed assets. TierOne's nonperforming assets consist of nonaccruing loans and repossessed assets. The ratio of nonperforming assets to total assets was 0.17 percent at December 31, 1997, increased to 0.39 percent at December 31, 2000, and then decreased to 0.12 percent at December 31, 2001. The Bank's ratio of nonperforming loans to total loans increased from 0.13 percent at December 31, 1997, to a higher 0.40 percent at December 31, 2000, and then decreased to 0.12 percent at December 31, 2001.

     The Bank's allowance for loan losses was 0.84 percent of loans at December 31, 1997, and decreased to 0.82 percent of loans at December 31, 2000, and then increased to 0.89 percent of loans at December 31, 2001. As a percentage of nonperforming loans, TierOne's allowance for loan losses was 660.52 percent in 1997, then decreased to 220.65 percent at December 31, 2000, and then increased to 808.65 percent at December 31, 2001.

     Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal years of 2000 and 2001. In fiscal year 2000, net interest income increased

$3,160,000, due to an increase in interest income of $19,052,000 reduced by a $15,892,000 increase in interest expense. The increase in interest income was due to an increase due to volume of $14,852,000 accented by an increase due to rate of $4,200,000. The increase in interest expense was due to an increase due to volume of $11,516,000 accented by an increase due to a change in rate of $4,376,000. In fiscal year 2001, net interest income increased $9,634,000 due to an increase in interest income of only $1,279,000 accented by a decrease in interest expense of $8,355,000. The rise in net interest income for TierOne as well as most other institutions was the significant decrease in interest expense due to the rapid decline in overall interest rates in the economy. The increase in interest income was due to an increase due to volume of $4,329,000, reduced by a decrease due to rate of $3,050,000. The decrease in interest expense was due to a decrease due to rate of $8,221,000 accented by a decrease due to volume of $134,000.

YIELDS AND COSTS

     The overview of yield and cost trends for the years ended December 31, 1999, through December 31, 2001, and at December 31, 2001, can be seen in
Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

     TierOne's weighted average yield on its loan portfolio increased 12 basis points from fiscal year 1999 to 2001, from 7.62 percent to 7.74 percent, and then decreased 65 basis points to 7.09 percent at December 31, 2001. The yield on investment securities increased 21 basis points from fiscal year 1999 to 2001, from 6.45 percent to 6.66 percent, and then decreased 272 basis points to
3.94 percent at December 31, 2001. The yield on mortgage-backed securities decreased 17 basis points from 6.21 percent in 1999 to 6.04 percent in fiscal year 2001 and then decreased 20 basis points to 5.84 percent at December 31, 2001. The yield on Fed funds sold decreased 32 basis points from fiscal year 1999 to 2001, from 4.69 percent to 4.37 percent. The combined weighted average yield on all interest-earning assets increased 26 basis points to 7.54 percent in 2001 from 7.28 percent in 1999, reflecting the Bank's higher rate on new loans originated. The yield on interest-earning assets then decreased to 6.92 percent at December 31, 2001, due to a significant decrease in overall interest rates.

     TierOne's weighted average cost of interest-bearing liabilities increased 57 basis points to 5.25 percent from fiscal year 1999 to 2000, which was greater than the Bank's 43 basis point increase in yield, resulting in a decrease in the Bank's interest rate spread of 14 basis points from 2.60 percent to 2.46 percent from 1999 to 2000. The Bank's weighted average cost of funds decreased 75 basis points in fiscal year 2001 to 4.50 percent, which exceeded the Bank's 17 basis point decrease in average yield on interest-earning assets to 7.54 percent, resulting in an increase in the Bank's interest rate spread of 58 basis points to 3.04 percent in fiscal 2001. The Bank's net interest spread then increased to
3.53 percent at December 31, 2001, based on the Bank's lower yield on interest-earning assets of 6.92 percent, offset by a much lower cost of interest-bearing liabilities of 3.39 percent.

INTEREST RATE SENSITIVITY

     TierOne has monitored its interest rate sensitivity position and focused on maintaining a reasonable level of rate sensitive assets. TierOne has recognized the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and market value of portfolio equity as a result of significant fluctuations in interest rates, specifically rising rates. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in market value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps during the past few years to reduce their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. TierOne has responded to the interest rate sensitivity issue by maintaining a higher share of adjustable-rate loans.

     The Bank measures its interest rate risk through the use of its net portfolio value ("NPV") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheet contracts. The NPV level for the Bank is calculated on a quarterly basis, by the OTS, as well as the change in the NPV ratio for the Bank under rising and falling interest rates. Such changes in the NPV ratio under changing rates is reflective of the Bank's interest rate risk exposure referred to as the sensitivity measure, based on a 200 basis point change in interest rates.

     There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

     Exhibit 11 provides the Bank's NPV as of December 31, 2001, and the change in the

Bank's NPV under rising and declining interest rates. Such calculations are provided by the OTS, and the focus of this exposure table is a 200 basis point change in interest rates either up or down. Due to the current low level of interest rates at December 31, 2001, the index used by the OTS in the interest rate risk exposure calculations is below 2.0 percent and therefore cannot decrease in excess of 100 basis points as shown in Exhibit 11.

     The Bank's change in its NPV at December 31, 2001, based on a rise in interest rates of 200 basis points was a 10.0 percent decrease, representing a dollar decrease in equity value of $16,449,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank's NPV level was estimated to witness minimal change of $479,000 at December 31, 2001. The Bank's post Shock NPV ratio at December 31, 2001, is 8.88 percent, up from 5.06 percent at September 30, 2000. The Bank's sensitivity measure based on a 200 basis point rise in rates is a decrease of 87 basis points, down significantly from a negative 273 basis points at September 30, 2000. The Bank's interest rate risk level at December 31, 2001, reflects minimal risk as defined by OTS in Thrift Bulletin 13a, down from significant risk at December 31, 2000.

     The Bank is aware of its interest rate risk exposure under rapidly rising rates. Due to TierOne's recognition of the need to control its interest rate exposure, the Bank has focused on being more active in the origination and purchase of adjustable-rate commercial real estate loans, the origination of adjustable-rate commercial business loans and plans to continue to sell the major share of fixed-rate residential mortgage loans originated combined with continuing to be active in the origination of adjustable-rate residential mortgage loans for the Bank's portfolio.

LENDING ACTIVITIES

     TierOne has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings. Exhibit 12 provides a summary of TierOne's loan portfolio, by loan type, at December 31, 1997 through December 31, 2001.

     Residential loans secured by one- to four-family dwellings but excluding residential construction loans and warehouse mortgage lines of credit was the primary loan type representing 33.1 percent of the Bank's gross loans as of December 31, 2001. This share has seen a strong decrease from 58.6 percent at December 31, 1997. The second largest real estate loan type as of December 31, 2001, was commercial real estate and land loans, which comprised a moderate 17.0 percent of gross loans, compared to 15.6 percent as of December 31, 1997. The commercial real estate and land loan category was also the second largest real estate loan type in 1997. The third key real estate loan type was residential construction loans, which represented 7.5 percent of gross loans as of December 31, 2001, compared to a lower 4.3 percent at December 31, 1997. Residential construction loans was the fourth largest real estate loan type at December 31, 1997. Commercial construction loans was the fourth largest real estate loan category, which comprised 6.3 percent of gross loans at December 31, 2001, compared to a smaller 1.0 percent in 1997. The final real estate loan type was multi-family loans, which represented 4.9 percent of gross loans as of December 31, 2001, compared to a higher 6.0 percent at December 31, 1997. Multi-family loans was the third largest real estate loan category at December 31, 1997, and the fifth largest real estate loan category in 2001. These five real estate loan categories represented 68.8 percent of gross loans at December 31, 2001, compared to a larger 85.6 percent of gross loans at December 31, 1997.

     Commercial business loans represent a small but growing loan category for TierOne. Commercial business loans totaled $12.2 million and represented 0.8 percent of gross loans at December 31, 2001, compared to 0.2 percent of gross loans at December 31, 1997, and totaling only $2.1 million.

     One of the fastest growing types of loan for TierOne has been warehouse mortgage lines of credit, representing lines of credit to mortgage brokers to fund the origination of one- to four-family mortgage loans. Warehouse mortgage lines of credit totaled $224.1 million at December 31, 2001, and represented
14.8 percent of gross loans compared to $17.0 million at December 31, 1997, representing 2.0 percent of gross loans.

     The consumer loan category was the remaining loan type at December 31, 2001, and represented a moderate 15.6 percent of gross loans compared to 12.2 percent at December 31, 1997. Consumer loans were the third largest overall loan type at December 31, 2001, behind one- to four-family residential loans and commercial real estate and land loans and were also the third largest loan type in 1997. The Bank originates home equity loans and equity lines of credit, home improvement loans, automobile loans, and other secured and unsecured personal loans. The overall mix of loans has witnessed moderate changes from fiscal year-end 1997 to 2001, with the Bank having increased its shares of warehouse mortgage lines of credit, commercial construction, consumer and residential construction loans, offset by decreases in one- to four-family residential loans and multi-family loans, with all these changes representing the key changes.

     The emphasis of TierOne's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located in TierOne's market area of Nebraska, southeastern Iowa and southern Kansas. The Bank also provides warehouse mortgage lines of credit to mortgage brokers secured by one- to four-family residences. The Bank continues to purchase whole loans and participation interests normally secured by properties located outside the primary market area. At December 31, 2001,
40.6 percent of TierOne's gross loans consisted of loans secured by one- to four-family residential properties, including residential construction loans, but excluding warehouse mortgage lines of credit. Residential construction loans represented 7.5 percent of gross loans. The Bank also had 14.8 percent in warehouse mortgage lines of credit secured by one- to four-family mortgage loans.

     The Bank offers both fixed-rate and adjustable-rate mortgage loans, ("ARMs"). The ARMs have adjustment periods of one year and three years. The interest rates on ARMs are indexed to a specified index, generally the one-year U.S. Treasury bill rate, adjusted to a constant maturity plus a margin. ARMs generally have a periodic rate adjustment of 1.0 percent to 2.0 percent and a maximum rate adjustment over the life of the loan of 5.0 percent to 6.0 percent. The Bank retains all ARMs which it originates, and ARMs are generally not convertible to fixed-rate loans. ARMs are amortized for terms of up to 30 years.

     Fixed-rate loans have normal terms of 10 years, 15 years and 30 years. The Bank generally underwrites fixed-rate mortgage loans in accordance with FHLMC criteria and sells substantially all of its fixed-rate mortgage loans originated. The majority of TierOne's one-to four-family mortgage loan portfolio is adjustable-rate mortgage loans, with adjustable-rate loans representing 68.0 percent of these one - to four-family loans at December 31, 2001. Overall, 62.9 percent of TierOne's total loans due after December 31, 2001, are adjustable-rate.

     The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings does not exceed 80 percent at TierOne, even though the Bank is permitted to make loans with a loan-to-value ratio up to 95 percent. The Bank does make loans with loan-to-value ratios in excess of 80 percent and does require private mortgage insurance on the amount in excess of
80.0 percent. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership.

     The Bank also purchases whole loans or loan participation interests in loans secured by properties located outside the Bank's market area from a number of financial institutions with whom the Bank has established a lending relationship. Such loans have consisted primarily of single-family jumbo loans, residential and commercial construction loans and commercial real estate loans. The Bank also purchases consumer loans consisting of home improvement loans and indirect automobile loans. The Bank's recent whole loan purchases and loan participation interests are secured by properties located in the Southeast (primarily Atlanta, Georgia), the Northwest (primarily Portland, Oregon and Seattle, Washington) and the Northeast (primarily metropolitan New York City). Loans secured by properties located outside the Bank's primary market area represented 51.2 percent of the Bank's total loan portfolio at December 31, 2001.

     In 2001, the Bank purchased $41.4 million, $9.7 million and $22.2 million in residential construction, commercial construction and commercial real estate and land loans, respectively. The Bank requires the lead lender to retain a substantial interest in the loan of 20.0 percent to 50.0 percent, and the Bank's participation interest generally does not exceed 80.0 percent. In the fiscal year ended December 31, 2001, the Bank purchased whole loans and participations totaling $477.8 million, rising significantly from $258.1 in fiscal year 1999.

     TierOne has also been an originator of commercial real estate and land loans and multi-family loans. The Bank will continue to make multi-family loans and commercial real estate and land loans. The Bank had a total of $258.3 million in commercial real estate and land loans at December 31, 2001, representing 17.0 percent of gross loans, compared to $133.3 million or 15.6 percent of gross loans at December 31, 1997. The major portion of commercial real estate and land loans are secured by retail establishments, office buildings, warehouses and other commercial properties and are generally located in Lincoln and Omaha, Nebraska, and in selected areas outside the primary market area. The Bank had a total of $74.2 million in multi-family loans at December 31, 2001, representing 4.9 percent of gross loans compared to $51.3 million or
6.0 percent of gross loans at December 31, 1997.

     The Bank originates construction loans to individuals for residential construction and to developers for either pre-sold or speculative houses. The Bank also purchases residential construction loans and participation interests in such loans and has become involved in commercial real estate construction loans. At December 31, 2001, the Bank had $113.3 million in residential construction loans, representing a moderate 7.5 percent of gross loans compared to $36.6 million or 4.3 percent of gross loans at December 31, 1997. Of this total, a 44.9 percent share was secured by properties located outside the Bank's primary market area. Construction loans to builders generally have terms of nine months or less with a loan-to-value ratio of 80.0 percent or less.

     The Bank also originates commercial construction loans secured by small office buildings, small hotels and apartment buildings. The Bank had $95.6 million in commercial construction loans at December 31, 2001, representing 6.3 percent of gross loans compared to $9.2 million or 1.1 percent of gross loans at December 31, 1997. Commercial construction loans have terms of up to two years.

     TierOne has been relatively active in consumer lending, which has been focused on home equity loans and home improvement loans. Consumer loans originated consist of savings account loans, automobile loans, home equity and home improvement loans and other secured and unsecured personal loans and represented a combined total of $236.8 million or 15.6 percent of gross loans at December 31, 2001, up from $103.8 million or 12.2 percent of gross loans at December 31, 1997. The Bank offers home equity loans and lines of credit up to $100,000 with terms of 15 years and a loan-to-value ratio of up to 100.0 percent of value. Home improvement loans have the same characteristics, with the Bank purchasing a substantial portion of its home improvement loans.

     The Bank also originates commercial business loans with a focus on small to mid-sized businesses located in the primary market area. The Bank had $12.2 million in commercial business loans at December 31, 2001, representing 0.8 percent of gross loans up from $2.1 million, representing 0.2 percent of gross loans at December 31, 1997.

     Exhibit 13 provides a loan maturity schedule and breakdown and summary of TierOne's fixed-rate and adjustable-rate loans, indicating a majority of adjustable-rate loans. At

December 31, 2001, 62.9 percent of the Bank's total loans due after one year from December 31, 2001, were adjustable-rate and 37.1 percent were fixed-rate. The Bank has a moderate 45.9 percent of its loans at December 31, 2001, due in 5 years or less with another 19.3 percent due in 5 to 10 years for a combined total of 65.2 percent of loans due in 10 years or less.

     As indicated in Exhibit 14, TierOne experienced a moderate increase in its one-to four-family loan originations and a strong increase in warehouse mortgage lines of credit and commercial construction loans accented by increases in all other types of loans except multi-family loan originations, which decreased from 1999 to 2001. The impact of the Bank's increase in selected loan origination activity resulted in a significant increase in loan originations in 2001 compared to 2000 when originations actually decreased from 1999. Total loan originations in fiscal year 2001, including warehouse mortgage lines of credit, were $4.4 billion compared to $1.6 billion in fiscal year 2000 and $1.7 billion in 1999, reflective of higher levels of warehouse mortgage lines of credit, one- to four-family loans, commercial construction loans and consumer loans. Excluding warehouse lines of credit, loan originations increased from $320.0 million in 1999 to $327.3 million in 2000 to $528.0 million in 2001, with the focus of this increase due to one- to four-family loans, commercial construction loans, consumer loans and residential construction loans. The increase in one- to four-family residential loan originations from 1999 to 2001 was $91.0 million, with commercial construction loan originations increasing $59.5 million, residential construction originations increasing $20.2 million and consumer loan originations increasing $18.6 million for a combined increase of $189.3 million from 1999 to 2001. In contrast, multi-family loan originations decreased $6.2 million from 1999 to 2001.

     Loan originations on one- to four-family residences, excluding residential construction loans, represented 4.7 percent of total loan originations in fiscal year 2001, and 6.9 percent in fiscal year 1999. Warehouse mortgage lines of credit represented 87.9 percent of total loan originations in 2001 and a lesser
80.7 percent in 1999. Commercial construction loans represented 1.5 percent of originations in 2001 and a lesser 0.4 percent in 1999. Loans purchased represented 9.9 percent of total loan originations and purchases in 2001 and a larger

13.5 percent in 1999, due to the Bank's increase in warehouse mortgage lines of credit in 2001. Total loans purchased were $477.8 million in 2001 compared to $244.8 million in 2000 and $258.1 million in 1999.

     Overall, loan originations and purchases exceeded principal payments, loan repayments, loan sales and other deductions in fiscal 2001 by $265.4 million compared to $139.2 million in 2000 and $102.5 million in 1999.

NONPERFORMING ASSETS

     TierOne understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets including real estate owned. The quality of assets has been an increasing concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with rapid increases in their levels of nonperforming assets during the past year and have been forced to recognize significant losses, setting aside major valuation allowances. A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including sub-prime loans, commercial real estate loans, commercial business loans and multi-family loans.

     TierOne's management reviews all loans delinquent 30 days or more on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 30 days, the Bank sends the borrower a late payment notice. The Bank then initiates both written and oral communication with the borrower, if the loan remains delinquent, to determine the reason for the delinquency and the prospect of repayment. When the loan becomes delinquent at least 90 days, the Bank will commence foreclosure proceedings. The Bank does not normally accrue interest on loans past due 90 days or more.

     Exhibit 15 provides a summary of TierOne's delinquent loans at December 31, 2000, and December 31, 2001, indicating a higher level of delinquent loans in 2001 compared to 2000. The Bank had $4.5 million or 0.37 percent of gross loans delinquent 90 days or more at December 31, 2000, compared to a lesser $1.7 million at December 31, 2001, representing 0.11 percent of loans. Loans delinquent 30 to 89 days totaled $4.2 million at December 31,

2000, or 0.35 percent of gross loans compared to $9.3 million, representing 0.61 percent of loans at December 31, 2001. At December 31, 2001, delinquent loans of 30 days or more totaled $11.0 million or 0.72 percent of gross loans compared to a lesser $8.7 million or 0.72 percent of gross loans in 2000.

     Exhibit 16 provides a summary of TierOne's nonperforming assets at December 31, 1997 through December 31, 2001. Nonperforming assets consist of non-accrual loans, loans delinquent 90 days or more, real estate owned and repossessed assets. For TierOne, nonperforming assets consist of nonaccrual loans and real estate owned. TierOne's level of nonperforming assets was $1.8 million or 0.12 percent of total assets at December 31, 2001, and a higher $5.3 million or 0.39 percent of assets at December 31, 2000. TierOne's level of nonperforming assets was similar to its level of classified assets. The Bank also had troubled debt restructurings at December 31, 1997, through December 31, 2001. Troubled debt restructurings totaled $1.8 million at December 31, 1997, representing 0.17 percent of assets and decreased to $345,000 at December 31, 2001, representing
0.02 percent of assets.

     The Bank's level of classified assets was $1.8 million or 0.12 percent of assets at December 31, 2001. The Bank's classified assets consisted entirely of substandard assets, with no assets classified as doubtful or loss (reference
Exhibit 17).

     Exhibit 18 shows TierOne's allowance for loan losses at December 31,1997, through December 31, 2001, indicating the activity and the resultant balances. TierOne has witnessed a relatively strong increase in its balance of allowance for loan losses from $7.2 million in 1997 to $13.5 million in 2001, as a result of the Bank's significant increase in loans, particularly higher risk loan types. The Bank had charge-offs of $57,000 in 1997 and a much higher $497,000 in 2001. The Bank's ratio of allowance for loan losses to gross loans was 0.84 percent at December 31, 1997, and a similar 0.89 percent at December 31, 2001. Allowance for loan losses to nonperforming assets was 660.5 percent at December 31, 1997, and a lesser 220.7 percent at December 31, 2000, reflecting a strong increase in nonperforming loans and then increased to 808.7 percent at December 31, 2001, due to a decrease in nonperforming loans.

INVESTMENTS

     The investment and securities portfolio of TierOne, excluding interest-bearing deposits, has been comprised of U.S. government agency obligations, municipal securities, corporate commercial paper, mutual funds, FHLB stock and mortgage-backed and related securities. Exhibit 19 provides a summary of TierOne's investment securities, mortgage-backed securities and FHLB stock at December 31, 1999, 2000 and 2001, excluding interest-bearing deposits. Investment securities, excluding FHLB stock, totaled $44.7 million at December 31, 2001, compared to $87.4 million at December 31, 1999, based on market value. The primary component of investment securities at December 31, 2001, was U.S. government and agency securities, representing 59.7 percent of investments compared to 89.2 percent at December 31, 1999. The second largest component of investment securities was corporate commercial paper, which represented 26.4 percent of investments at December 31, 2001, compared to 10.6 percent at December 31, 1999. The Bank also had interest-bearing deposits totaling $10.3 million at December 31, 2001, and a similar $10.9 million at December 31, 1999. The Bank had FHLB stock of $14.8 million at December 31, 2001, and a lesser $10.7 million at December 31, 1999. The Bank had $45.8 million in mortgage-backed and related securities at December 31, 2001, compared to $155.0 million in mortgage-backed and related securities at December 31, 1999. The weighted average yield on investment securities available-for-sale was 6.66 percent in 2001 and 6.04 percent for mortgage-backed and related securities for the year ended December 31, 2001.

DEPOSIT ACTIVITIES

     The Bank's mix of deposits at December 31, 2001, is provided in Exhibit 20. There has been a moderate increase in total deposits from 1999 to 2001 with deposits increasing 9.0 percent. There has been modest change in the mix of deposits from 1999 to 2001, with certificates of deposit representing 53.4 percent of savings at December 31, 1999, and a lesser 48.8 percent at December 31, 2001. The major component of certificates had rates between 3.00 percent and
3.99 percent and represented 33.3 percent of certificates at December 31, 2001. At December 31, 1999, the major component of certificates was the 5.00 percent to 5.99 percent category with a higher 69.1 percent of certificates. Savings accounts, checking accounts and money market deposit accounts represented 51.2 percent of deposits at December 31, 2001, up from 46.7 percent at December 31, 1999. Money market accounts represented 27.0 percent of total deposits at December 31, 2001, followed by interest-bearing checking accounts with 20.8 percent of deposits and then noninterest-bearing checking accounts with 2.2 percent of deposits.

     Exhibit 21 shows the breakdown of certificates by maturity and rate at December 31, 2001. The major share of certificates have maturities of one year or less, representing 69.9 percent of certificates with certificates having maturities of more than one to two years, representing 21.9 percent. Longer term certificates with maturities of more than two years represent 8.2 percent of certificates at December 31, 2001.

     Exhibit 22 shows the Bank's deposit activity for the three years ended December 31, 1999, 2000 and 2001. Excluding interest credited, TierOne experienced a net decrease in deposits in fiscal year 1999 and net increases in 2000 and 2001. Including interest credited, there was a net increase in deposits of $19.5 million or 2.0 percent of deposits in 1999, followed by a net increase of $41.8 million or 4.2 percent in 2000. In fiscal year 2001, a net increase in deposits of $48.4 million resulted in a 4.6 percent increase in deposits, including interest credited.

BORROWINGS

     TierOne has made use of FHLB advances in fiscal years 1999, 2000 and 2001. The Bank had $296.7 million in FHLB advances at December 31, 2001, with an average rate during the period of 4.91 percent compared to $170.5 million in advances at December 31, 1999, with an average rate during the period of 5.56 percent. FHLB advances represented 18.9 percent of assets at December 31, 2001, compared to 13.1 percent at December 31, 1999 (reference Exhibit 23). The Bank also had $6.6 million in a note payable to Fannie Mae at a rate of 5.77 percent, resulting in total borrowed funds of $303.3 million at December 31, 2001.

SUBSIDIARIES

     TierOne had three wholly-owned subsidiaries at December 31, 2001. TMS Corporation of America ("TMS") was incorporated in Nebraska and holds all of the stock of TierOne Investment and Insurance, Inc. and TierOne Reinsurance Company. TMS has only these two subsidiaries, TierOne Investment and Insurance, Inc. and TierOne Reinsurance Company. TierOne Investment provides a wide selection of investment and insurance products at the Bank's retail offices. TierOne Reinsurance reinsures credit life, accident and health insurance sold in conjunction with the origination of consumer loans by the Bank.

LEGAL PROCEEDINGS

         In August 1995, TierOne initiated a lawsuit against the U.S. Government seeking damages on grounds that the U.S. Government breached its contract with the Bank in connection with three separate supervisory merger transactions which took place in 1982. The transactions involved Great Plains Federal Savings and Loan Association of Fall City, Nebraska; Tri-Federal Savings and Loan Association of Wahoo, Nebraska; and Norfolk First Federal Savings and Loan Association of Norfolk, Nebraska. These three transactions resulted in the Bank having approximately $41.0 million in resulting supervisory goodwill. The supervisory goodwill was to be amortized over a 25-year period. As a result of regulations adopted by the OTS implementing the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), TierOne had to immediately exclude all of such supervisory goodwill from the calculation of its tangible capital and had to phase it out of inclusion in its core and risk-based capital requirements over a five-year period. The supervisory goodwill decreased to $22.3 million, due to amortization and was written off as of June 30, 1994.

         The suit of TierOne against the U.S. Government is currently pending in the United States Court of Federal Claims before Judge Sarah L. Wilson and is titled First Federal Lincoln Bank v. The United States, Civil Action No. 95-918C.

         On July 1, 1996, the United States Supreme Court issued its opinion in United States v. Winstar Corporation, No. 95-865, which affirmed the decisions of the United States Court of Appeals for the Fourth Federal Circuit and the United States Court of Federal Claims in various consolidated cases in granting summary judgment to the plaintiff thrift institutions on the liability portion of their breach of contract claims against the Government. The Supreme Court held that the Government breached certain express contracts when Congress enacted FIRREA, and the Supreme Court remanded the proceedings for a determination of the appropriate measure and amount of damages.

         The United States Court of Federal Claims issued a Case Management Order ("CMO") in all of the cases similar to the Winstar Cases ("Winstar-related Cases"), including the Bank's case. The CMO set forth procedures for all of the plaintiffs and the Government to follow relating to the exchange of documents and other discovery, filing of partial summary judgment motions with respect to liability only, discovery on damages issues and the timing of all the Winstar-related Cases being set for liability and/or damage trials. Pursuant to the CMO, the Bank filed a motion for partial summary judgment as to the Government's liability to the Bank for breach of contract in each of the three subject matter transactions. Pursuant to the CMO, the U.S. Government filed its response to the Bank's motion, denying any liability to the Bank. The Bank filed its reply to the U.S. Government's response. The motion for partial summary judgment is still pending.

         The Bank and the U.S. Government commenced discovery in 2000. The Bank is claiming damages under two alternative theories. First, the Bank is claiming $66.7 million due to, among other things, lost profits, lost franchise value and "wounded bank" damages. Alternatively, the Bank is claiming $28.5 million as the cost of replacement capital. The U.S. Government refuted both these claims based on testimony from three expert witnesses, and their experts stated that TierOne actually did not suffer any damages and in fact benefitted from FIRREA because the Bank took steps to reduce overhead expenses by closing branches and taking other cost saving steps.

         Based upon the current status of the other Winstar-related cases and the CMO and subsequent procedural orders by the court, the Bank's goodwill litigation is not scheduled for trial for another one to two years. The amount of damages the Bank has suffered as a result of the Government's breach of contract has not been determined, nor has the question of liability been determined. Further, while decisions by the Court in some of the Winstar Cases as to liability have been rendered, there is no assurance that the Court will not reach a different conclusion in the Bank's pending goodwill litigation or any other Winstar-related case, as evidenced by the prior court decisions. The U.S. Government's current litigation strategy is to argue that no damages have been suffered and therefore it will not settle any of the pending goodwill cases. As a consequence, claimants, including TierOne, will be required to proceed to trial to pursue their damage claims. There is also no assurance as to the amount of any damages, if any, that may be awarded with respect to the Bank's goodwill litigation or when such damages, if any, may be awarded to the Bank, and more importantly, when any such damages might be received by the Bank.

         Other than the goodwill litigation, the Bank is not involved in any other pending legal proceedings other than routine legal proceedings in connection with the ordinary course of the Bank's business.

OFFICE PROPERTIES

         TierOne had 58 full-service offices at December 31, 2001, including the Bank's home office and 57 full-service branch offices. The offices are located in Nebraska, Iowa and Kansas (reference Exhibit 24). The Bank's investment in its office premises totaled $14.2 million or 0.91 percent of assets at December 31, 2001.

MANAGEMENT

     The Chairman of the Board and Chief Executive Officer of TierOne is Gilbert
G. Lundstrom. Mr. Lundstrom joined the Bank in January 1994, serving the Bank as President, Chief Operating Officer and Director. In January 1996, Mr. Lundstrom became Chief Executive Officer, and in 2000, Mr. Lundstrom became Chairman of the Board. Prior to joining the Bank, Mr. Lundstrom was an attorney and managing partner for the law firm of Woods & Aitken, Lincoln, Nebraska, where he practiced law for 25 years. Mr. Lundstrom is an elected director of the FHLB of Topeka and is a founding director of the National Council of Federal Home Loan Banks. Mr. Lundstrom also serves on the boards of several for-profit and not-for-profit corporations. Mr. James A. Laphen is a Director, President and Chief Operating Officer of the Bank, positions he has held since October 2001. Mr. Laphen joined the Bank in September 2000, serving the Bank as Executive Vice President and Chief Operating Officer. Prior to joining TierOne, Mr. Laphen was President of Commercial Federal Bank, Omaha, Nebraska. Mr. Eugene
B. Witkowicz is an Executive Vice President, Corporate Secretary/Treasurer, Chief Financial Officer, and Director of Finance. Mr. Witkowicz joined the Bank in 1972. Mr. Gale R. Furnas is an Executive Vice President and Director of Lending, positions held since 1998. Mr. Furnas joined the Bank in 1976. Mr. Larry L. Pfeil is an Executive Vice President and Director of Administration. Mr. Pfeil joined the Bank in 1971. Mr. Roger R. Ludemann is Executive Vice President and Director of Retail Banking, which are positions he has held since 1997. Mr. Ludemann joined the Bank in 1995.

II.      DESCRIPTION OF PRIMARY MARKET AREA

         TierOne's primary market area for retail deposits encompasses all of Nebraska, with a focus on Douglas and Lancaster Counties, as well as southwest Iowa and northern Kansas. The communities of Lincoln and Omaha contain 17 of the Bank's 58 branches and represent the two largest cities in the primary market area. The primary market area includes the 31 communities where the Bank has its offices and their surrounding regions. The Bank has 46 offices in the primary market area of Nebraska, nine offices in southwest Iowa and three offices in northern Kansas.

         The primary market area is characterized by a modestly lower than average level of income and a lower housing value when compared to the United States. Unemployment rates in the primary market area, Douglas County and Lancaster County have been lower than national unemployment rates and have increased only slightly over the past few years. Douglas County's unemployment rates have been slightly higher than Nebraska's unemployment rates, while Lancaster County's have been lower than Nebraska. The primary market area's strongest employment categories are the services industry, wholesale/retail trade industry and the manufacturing industry, with a higher level of residents employed in the transportation/utilities industry category than in the United States. These characteristics are evident in both 1990 and 2000.

           Exhibit 26 provides a summary of key demographic data and trends for the primary market area, Douglas and Lancaster Counties, Iowa and Kansas, and the United States. Overall, from 1990 to 2000, population increased in all areas. The population increased by 8.4 percent in the primary market area, by
11.3 percent and 17.2 percent for Douglas and Lancaster Counties, respectively, by 5.4 percent and 8.5 percent for Iowa and Kansas, respectively, and by 13.2 percent in the United States from 1990 to 2000. Future population projections indicate that population will continue to increase in all areas through the year 2005, but at much smaller rates of growth. From 2000 to 2005, population is expected to increase by 2.0 percent in the primary market area and by 3.2 percent, 4.3 percent, 1.3 percent, 3.4 percent and 4.5 percent in Douglas County, Lancaster County, Iowa, Kansas and the

United States, respectively.

         In conformance with its modestly rising trend in population, the primary market area, Douglas and Lancaster Counties and the United States witnessed increases in households (families). They experienced increases of 10.6 percent, 13.1 percent, 19.7 percent and 14.7 percent in the primary market area, Douglas County, Lancaster County and the United States, respectively, from 1990 to 2000. During that same time period, the number of households increased in Iowa by 7.9 percent and increased by 9.7 percent in Kansas. By the year 2005, the two counties' households are projected to continue to increase more modestly--Douglas County by 3.4 percent and Lancaster County by 4.6 percent--while the number of households are expected to increase by 2.2 percent in the primary market area, by 1.6 in Iowa, by 3.2 percent in Kansas and in the United States by 5.3 percent.

         In 1990, per capita income in the primary market area was lower than the per capita income in Douglas County, Lancaster County and Iowa, but slightly higher than levels in Kansas and the United States. The primary market area had 1990 per capita income of $12,452 compared to $14,644 in Douglas County, $13,803 in Lancaster County, $12,422 in Iowa, $13,300 in Kansas and $12,313 in the United States. From 1990 to 2000, per capita income increased in all areas, with the United States having the greatest percent increase. The primary market area's per capita income increased by a slightly lower 58.9 percent to a lower $19,791, while the two counties' per capita income increased in 2000, by 68.5 percent in Douglas County to $24,668 and by 61.5 percent in Lancaster County to $22,285. Per capita income in Iowa and Kansas increased by 57.0 percent and 52.0 percent, respectively, to levels of $19,507 and $20,219, respectively; and the United States increased by 80.0 percent to $22,162.

         The 1990 median household income in the Bank's primary market area was lower than the median household income in all other areas. The market area had a 1990 median household income of $26,016, which was lower than Douglas County's median household income of $29,857 and Lancaster County's $28,909 and also lower than Iowa's $26,229, Kansas' $27,291 and the United States' median household income of $28,255. From 1990 to

2000, median household income in the primary market area, the two counties, Iowa and Kansas, and the United States all increased, with the primary market area indicating the lowest rate of increase, and Lancaster County the highest. Median household income increased by 45.5 percent to $37,864 in the primary market area, by 46.8 percent to $43,838 in Douglas County and by 51.4 percent to $43,777 in Lancaster County, compared to increases of 45.8 percent increase to $38,230 in Iowa, 48.2 percent to $40,438 in Kansas and a similar 48.3 percent increase to $41,914 in the United States. From 2000 to 2005, median household income is projected to increase, but by much smaller percentages. The primary market area is projected to increase by 14.8 percent, Douglas and Lancaster Counties will increase by 10.3 percent and 15.4 percent, respectively, Iowa and Kansas will increase by 14.5 percent and 17.7 percent, respectively, and the United State is projected to increased by 17.2 percent. Based on those rates of change, by 2005, median household income is expected to be $43,468 in the primary market area, $48,353 in Douglas County, $50,536 in Lancaster County, $43,792 in Iowa, $47,596 in Kansas and $49,127 in the United States.

         Exhibit 27 provides a summary of key housing data for the primary market area, the two largest counties, Iowa and Kansas, and the United States in 1990 and 2000. At 66.5 percent, the primary market area had a slightly higher rate of owner-occupancy when compared to Douglas County at 62.7 percent and Lancaster County at 60.5 percent. Iowa had the highest owner-occupancy rate at
70.0 percent with Kansas at 67.9 percent and the United States at 64.2 percent. As a result, the market area supports a slightly lower than average rate of renter-occupied housing at 33.5 percent, while in Douglas County and Lancaster County renter-occupancy rates are 37.3 percent and 39.5 percent, respectively, compared to 30.0 percent in Iowa, 32.1 percent in Kansas and 35.8 percent in the United States. By 2000, all areas except Lancaster County had increased in percentages of owner occupied housing with the primary market area at 67.4 percent, Douglas County at 63.3 percent, Lancaster County remaining at 60.5 percent, Iowa at 72.3 percent, Kansas at 69.2 percent and the United States at
66.2 percent. Reciprocally, renter-occupied rates had fallen in 2000 to 32.6 percent in the primary market area, 36.7 percent in Douglas County, 27.7 percent in Iowa, 30.8 percent in Kansas and 33.8 percent in the United States. Lancaster County remained at a
39.5 percent level of renter occupancy.

         The market area's median housing value of $50,000 was 18.6 percent lower than Douglas County's median housing value of $59,300, 23.6 percent lower than Lancaster County's median housing value of $61,800 and 58.2 percent lower than the United States' $79,098 median housing value. Iowa and Kansas also had lower median housing values of $45,500 and $51,800. The average median rent in the primary market area was the second lowest at $348, compared to median rent levels of $393 in Douglas County, $378 in Lancaster County, $374 in the United States, $372 in Kansas and the lowest in Iowa at $336. Median housing values and median rent levels are not yet available from the 2000 Census.

         In 1990, the major business source of employment by industry group, based on number of employees, for all areas was the services industry, responsible for 36.0 percent of jobs in the primary market area, 38.8 percent of jobs in Douglas County and 43.0 percent of jobs in Lancaster County, which was higher than Iowa at 35.4 percent and the United States at 34.0 percent with Kansas at 37.2 percent of its jobs being in the services industry (reference
Exhibit 28). The wholesale/retail trade industry was the second major employer in all areas with 22.5 percent in the primary market area, 24.0 percent in Douglas County, 21.4 percent in Lancaster County, 22.0 percent in Iowa, 20.8 percent in Kansas and 27.5 percent in the United States. The manufacturing group was the third major employer in all areas. Employment in the manufacturing group in the primary market area was at 12.7 percent, in Douglas County at 11.5 percent, in Lancaster County at 13.0 percent, in Iowa at 17.5 percent, in Kansas at 16.7 percent and in the United States at 19.2 percent. The construction group, finance, insurance and real estate group, transportation/utilities group, and the agriculture/mining groups combined to provide 28.8 percent of employment in the primary market area, 25.7 percent of employment in Douglas County, 22.6 percent of employment in Lancaster County, 25.1 percent of employment in Iowa,
25.3 percent of employment in Kansas and 19.3 percent in the

United States. The ranking of groups of employment areas changed very little in 2000. Only Iowa had a variation, with the manufacturing group becoming second and the wholesale/retail trade group dropping to third. Information for 2000 was not available yet for Lancaster County, being of smaller population than the other areas.


         The major employers in the Lincoln, Nebraska area were mostly in the services sector. The two largest employers in Lincoln are the State of Nebraska and the University of Nebraska.

Employer                                Employees           Product/Service
--------                                ---------           ---------------
State of Nebraska                      5,000 - 9,000           Government
University of Nebraska                 5,000 - 9,000           Education
B&R Stores, Inc., Russ' Market,
Super Saver                            2,500 - 4,999           Food Sales
Correctional Services                  2,500 - 4,999           Public Administration
Lincoln Public Schools                 2,500 - 4,999           Education
Shopko                                 2,555 - 4,999           Retail
Sun Mart                               2,500 - 4,999           Food Sales
Tri-Con Industries, Ltd.               2,500 - 4,999           Motorcycle, Golf Cart and Water
                                                               Vehicle Seats and Pads
ALLTEL Communications                  1,000 - 2,499           Communications
Ameritas Life Insurance Corp.          1,000 - 2,499           Insurance
BryanLGH Medical
 Center/East, West                     1,000 - 2,499           Health Care
Burlington Northern/Santa Fe           1,000 - 2,499           Transportation
City of Lincoln                        1,000 - 2,499           City Government
Constructors, Inc.                     1,000 - 2,499           Highway Construction
Duncan Aviation, Inc.                  1,000 - 2,499           General Aviation Service/Sales
Gallup Inc.                            1,000 - 2,499           Market Research
Goodyear Tire & Rubber Co.             1,000 - 2,499           Production V-belts & Hoses -
                                                               Engineered rubber products
Growth Mgt Corp., d.b.a. Amigo's       1,000 - 2,499           Fast Food Mexican Restaurants
Kawasaki Motors Mfg. Corp, USA         1,000 - 2,499           Manufacturing Recreational Vehicles
Landscapes Unlimited Inc.              1,000 - 2,499           Golf Course Development
Madonna Rehabilitation Hospital        1,000 - 2,499           Health, Rehabilitation,
                                                               Retirement Services

Nebraska Book Company Inc.      1,000 - 2,499       Retail/Wholesale College Textbooks
Runza National                  1,000 - 2,499       Fast Food
Saint Elizabeth Regional
  Medical Center                1,000 - 2,499       Health Care
State Farm Insurance            1,000 - 2,499       Insurance
U.S. Government Offices         1,000 - 2,499       Government


         The unemployment rate is another key economic indicator. Exhibit 29 shows the unemployment rates in the primary market area, Douglas and Lancaster Counties, Iowa and Kansas, and the United States in 1998, 1999, 2000 and through November of 2001. In 1998, Douglas County had an unemployment rate of 2.7 percent and Lancaster County had an unemployment rate of 2.2 percent, compared to an unemployment rate of 2.7 percent in Nebraska (the primary market area) and a higher 4.5 percent in the United States. Iowa and Kansas also had rates lower than the United States' rate with rates of 2.8 percent and 3.8 percent, respectively. In 1999, Nebraska and Douglas and Lancaster Counties' unemployment rates increased to 2.9 percent, 2.8 percent and 2.4 percent, respectively, while Iowa's, Kansas' and the United States' rates decreased to 2.5 percent, 3.0 percent and 4.2 percent, respectively. In 2000, all areas' unemployment rates increased, except the United States. Unemployment rates were 3.0 percent, 3.1 percent, 2.6 percent, 2.6 percent, 3.7 percent and 4.0 percent, respectively for Nebraska, Douglas County, Lancaster County, Iowa, Kansas and the United States. Through November of 2001, unemployment rates changed slightly in all areas except the United States, whose unemployment rate jumped 1.3 percent to 5.3 percent. Unemployment rates for Nebraska, Douglas County, Lancaster County, Iowa and Kansas through November 2001 were 2.9 percent, 3.3 percent, 2.7 percent, 2.9 percent and 3.8 percent, respectively.

         Exhibit 30 provides deposit data for banks and thrifts in Nebraska and the two largest market area counties as well as TierOne's share of deposits in Iowa and Kansas. TierOne's deposit base in Nebraska was $900.7 million or 29.1 percent of the $3.1 billion total thrift deposits but a much smaller 3.1 percent share of total deposits, which were $28.8 billion as of June 30, 2001. TierOne's deposit base in the two counties was $437.8 million or 26.5 percent of the nearly $1.7 billion total thrift deposits but only a 3.7 percent share of the total deposits, which were $11.7 billion as of June 30, 2001. Nebraska and the two counties are dominated by the banking industry. Total bank deposits in Nebraska were $25.7 billion, representing 89.3 percent of total deposits, compared to a lower $3.1 billion or
10.7 percent of deposits for thrifts. It is evident from the size of both thrift deposits and bank deposits that the market area counties have a strong deposit base with the Bank having a substantial level of market penetration for thrift deposits in Douglas and Lancaster Counties, but a small share of market penetration of total deposits.

         Exhibit 31 provides interest rate data for each quarter for the years 1998 through 2001. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 1998. However, throughout 1999 and 2000, interest rates saw steady increases as the prime rate increased to its 2000 year end level of 9.50 percent. Such increase in the prime rate reversed dramatically in the first quarter of 2001 as it fell to 7.50 percent and then continued to decrease to 4.75 percent by the end of 2001. Rates on one-year T-bills also witnessed a decrease in 2001 after a minimal decrease in 2000.


SUMMARY

         To summarize, the market area represents an area with increasing population and household trends during the 1990s. The primary market area displayed a lower per capita income and median household income than the United States and had a lower median housing value and average median rent level than the United States. While the two largest market area counties had higher median household income levels when compared to the primary market area and the United States, median housing values were lower in all areas when compared to the United States. The median rent levels of Douglas and Lancaster Counties were 12.9 percent and 8.6 percent higher than the market area, respectively. Finally, the primary market area had lower unemployment rates, when compared to the United States, and a highly competitive financial institution market strongly dominated by banks with a total market deposit base for banks and thrifts that is nearly $28.8 billion in deposits.

III.  COMPARABLE GROUP SELECTION

Introduction

     Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group." This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Nebraska.

     Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 284 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 109 publicly-traded Midwest thrifts ("Midwest thrifts") and the 1 publicly-traded thrift in Nebraska ("the Nebraska thrift"), and by trading exchange. Exhibit 33 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between January 1, 2001, and March 5, 2002.

     The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of TierOne as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of TierOne's basic operation.

     Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

     The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. No potential comparable group candidates had to be eliminated due to their involvement in a merger/acquisition.

     There is are no pending merger/acquisition transaction involving thrift institutions in TierOne's city, county or market area, as indicated in Exhibit 35.

Mutual Holding Companies

     The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 42 publicly-traded mutual holding companies as well between those 42 entities and the larger universe of conventional, publicly-traded thrift institutions.

As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 36 presents pricing ratios and Exhibit 37 presents key financial data and ratios for the 42 publicly-traded, FDIC-insured mutual holding companies in the United States. The following thrift institutions were potential comparable group candidates, but were not considered due to their mutual holding company form:

           Institution                              State
           -----------                              ------

     Greater Delaware Valley, MHC                   Pennsylvania

     Willow Grove Bancorp, MHC                      Pennsylvania

     Bank Mutual Corp., MHC                         Wisconsin

Trading Exchange

     It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ), on the OTC Bulletin Board or in the Pink Sheets. Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 326 publicly-traded, FDIC-insured institutions, including 42 mutual holding companies, 15 are traded on the New York Stock Exchange, 22 are traded on the American Stock Exchange, 221 are traded on NASDAQ, 62 are listed on the OTC Bulletin Board and 6 are listed in the Pink Sheets.

IPO Date

     Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of March 5, 2002, used in this report, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to December 31, 2000.

Geographic Location

     The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to TierOne, including the New England and southeastern states.

     The geographic location parameter consists of Nebraska and its surrounding states of South Dakota, Iowa, Missouri, Kansas, Colorado and Wyoming, as well as the states of Arkansas, Illinois, Indiana, Louisiana, Minnesota, Ohio, Oregon, Pennsylvania, Texas, Washington and Wisconsin, for a total of eighteen states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

     Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was from $375 million to $3 billion, due to the general similarity of asset mix and operating strategies of institutions in this asset range, compared to TierOne, with assets of approximately $1.6 billion. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

     In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

     Exhibits 38 and 39 show the 53 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section. It should be noted that the comparable group candidates may be members of either the Bank Insurance Fund (BIF) or the Savings Association Insurance Fund (SAIF), since many members of each fund hold significant balances of deposits insured by the other fund and, following the recapitalization of the SAIF in 1996, deposit insurance premiums assessed by the two funds are now similar.

BALANCE SHEET PARAMETERS

Introduction

     The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

     1. Cash and Investments/Assets

     2. Mortgage-Backed Securities/Assets

     3. One- to Four-Family Loans/Assets

     4. Total Net Loans/Assets

     5. Total Net Loans and Mortgage-Backed Securities/Assets

     6. Borrowed Funds/Assets

     7. Equity/Assets

     The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from TierOne with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from TierOne. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

     TierOne's ratio of cash and investments to assets was 5.04 percent at December 31, 2001, and reflects a share of investments considerably lower than national and regional averages. The Bank's investments consist primarily of government agency securities, corporate securities, mutual fund shares and municipal securities. It should be noted that, for the purposes of comparable group selection, TierOne's $14.8 million balance of Federal Home

Loan Bank stock at December 31, 2001, is included in the "other assets" category, rather than in cash and investments, in order to be consistent with the Bank's audit format and reporting requirements, as well as with sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

     For its most recent five fiscal years, TierOne's average ratio of cash and investments to assets was a higher 9.1 percent, from a high of 12.17 percent in 1997, to its current low of 5.0 percent in 2001.

     The parameter range for cash and investments relates to the Bank's current and historical ratios as well as overall industry volatility of this parameter, as institutions exercise varying liquidity options and approaches, including the purchase of mortgage-backed and mortgage derivative securities. The range for cash and investments has been defined as 25.0 or less of assets, with a midpoint of 12.5 percent.

Mortgage-Backed Securities to Assets

     TierOne's balance of mortgage-backed securities was $46.3 million at December 31, 2001, representing a very modest 2.9 percent of total assets, compared to the regional average of 7.6 percent of assets and the national average of 10.7 percent of assets for publicly-traded thrifts. Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is relatively broad at 20.0 percent or less of assets and a midpoint of 10.0 percent.

One- to Four-Family Loans to Assets

     TierOne's lending activity is focused on the origination of permanent residential mortgage loans secured by one- to four-family dwellings. Such one- to four-family loans, including construction loans, represented 50.5 percent of the Bank's assets at December 31, 2001, which is similar to both the national average of 46.1 percent and the 47.2 percent average for savings institutions in the Midwest. The parameter for this characteristic requires any comparable group institution to have from 25.0 percent to 75.0 percent of its assets in one- to four-family loans with a midpoint of 50.0 percent.

Total Net Loans to Assets

     At December 31, 2001, TierOne had an 88.8 percent ratio of total net loans to assets and a lower five calendar year average of 81.0 percent, both of which are significantly higher than the national average of 69.8 percent and the regional average of 73.4 percent for publicly-traded thrifts. The parameter for the selection of the comparable group is from 50.0 percent to 90.0 percent with a midpoint of 70.0 percent. The broadness of the range recognized the Bank's historical ratios and the fact that, as the referenced national and regional averages indicate, many larger institutions purchase a greater volume of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to TierOne.

Total Net Loans and Mortgage-Backed Securities to Assets

     As discussed previously, TierOne had an 88.8 percent ratio of total net loans to assets and a 2.9 percent ratio of mortgage-backed securities to assets at December 31, 2001, for a combined ratio of 91.7 percent. Recognizing the industry and regional ratios of 10.7 percent and 7.6 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 70.0 percent to 92.0 percent, with a midpoint of 81.0 percent.

Borrowed Funds to Assets

     TierOne had a $303.3 million balance of borrowed funds at December 31, 2001, consisting of FHLB advances and other borrowings, representing 19.3 percent of assets. At December 31, 2000, the Bank's borrowed funds were $172.4 million or a lower 12.7 percent of assets, and its five calendar year average was 12.0 percent with an increasing share since December 31, 1998, as the Bank made greater use of borrowings to fund its asset growth.

     The institutional demand for borrowed funds increased from 1996 through 2001 due to the difficulty in competing for deposits, resulting in an increase in borrowed funds by many institutions as an alternative to higher cost and/or longer term certificates. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits. The use of borrowed funds by some thrift institutions indicates an alternative to retail deposits and may provide a source of term funds for lending.

     The parameter range of borrowed funds to assets is 35.0 percent or less with a midpoint of 17.5 percent, compared to the national averages of 37.1 percent for publicly-traded thrifts and 28.1 percent for all FDIC-insured savings institutions.

Equity to Assets

     TierOne's equity to assets ratio as of December 31, 2001, was 7.8 percent. After conversion, based on the midpoint value of $138.0 million and a public offering of $133.0 million, with 50.0 percent of the net proceeds of the public offering going to the Bank, TierOne's equity is projected to stabilize in the area of 11.5 percent. The consolidated pro forma equity to assets ratio for the Corporation is projected to be 14.1 percent following conversion. Based on those equity ratios, we have defined the equity ratio parameter to be 6.0 percent to
15.0 percent with a midpoint ratio of 10.5 percent.

PERFORMANCE PARAMETERS

Introduction

     Exhibit 39 presents five parameters identified as key indicators of TierOne's earnings performance and the basis for such performance both historically and during the four quarters ended December 31, 2001. The primary performance indicator is the Bank's core return on average assets (ROAA). The second performance indicator is the Bank's return on average equity (ROAE). To measure the Bank's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Bank is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to assets. The final performance indicator is the Bank's ratio of operating expenses or noninterest expenses to assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

     The key performance parameter is the ROAA. For the twelve months ended December 31, 2001, TierOne's ROAA was 0.90 percent based on net earnings after taxes and 0.87 percent based on core or normalized earnings after taxes, as discussed in Item I of this report and presented in Exhibit 7. The Bank's ROAA over its prior five calendar years, based on net earnings, has ranged from a low of 0.65 percent in 2000 to a high of 0.90 percent in 2001, with an average ROAA of 0.76 percent. The consolidated ROAA for the Bank and the Corporation on a pro forma basis at the time of conversion is projected to be 0.76 percent based on core income at the midpoint valuation.

     For consistency and in recognition of the differences between net and core income for many institutions, we have elected to base our ROAA analysis and comparison on core or normalized income for both TierOne and the comparable group. Considering the historical, current and projected earnings performance of TierOne, the range for the ROAA parameter based on core income has been defined as 0.55 percent to a high of 1.25 percent with a midpoint of 0.90 percent.

Return on Average Equity

     ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of a newly converted thrift and the inability to accurately reflect a mature, stabilized ROAE for a newly converted thrift relative to other stock institutions.

     The consolidated ROAE for the Bank and the Corporation on a pro forma basis at the time of conversion will be 5.40 percent, based on core income at the midpoint valuation. Prior to conversion, the Bank's ROAE for the twelve months ended December 31, 2001, was 11.36 percent based on net income and 11.11 percent based on core income, with a five fiscal year average net ROAE of 9.81 percent. The parameter range for the comparable group, based on core income, is from 4.0 percent to 18.0 percent with a midpoint of 11.0 percent.

Net Interest Margin

     TierOne had a net interest margin of 3.44 percent for the twelve months ended December 31, 2001, representing net interest income as a percentage of average interest-earning assets. The Bank's range of net interest margin for the five previous calendar years has been from a low of

2.85 percent in 2000 to a high of 3.44 percent in 2001, with a five year average of 3.11 percent and a moderately fluctuating trend.

     The parameter range for the selection of the comparable group is from a low of 2.25 percent to a high of 4.00 percent with a midpoint of 3.13 percent.

Operating Expenses to Assets

     For the twelve months ended December 31, 2001, TierOne had a higher than average 2.40 percent ratio of operating expense to average assets. The Bank's operating expenses indicated an increase from 2.10 percent December 31, 1997, with its ratio to average assets fluctuating from a low of 2.10 percent in 1997 to its current high of 2.40 percent in 2001, for a five fiscal year average of
2.21 percent.

     The operating expense to assets parameter for the selection of the comparable group is from a low of 1.75 percent to a high of 3.25 percent with a midpoint of 2.50 percent.

Noninterest Income to Assets

     With the elimination of a portion of the gain on sale of loans in 2001 to indicate normalized income, TierOne has consistently experienced a lower than average dependence on noninterest income as a source of additional income compared to publicly-traded savings institutions. The Bank's noninterest income to average assets was 0.75 percent for the twelve months ended December 31, 2001, including its entire $2.1 million gain on the sale of loans. Net of $428,000, which has been deemed to be a non-recurring component of that gain as indicated in Exhibit 7, the Bank's noninterest income was $10.5 million or 0.72 percent of average assets during the twelve months ended December 31, 2001. Both the Bank's total and normalized noninterest income are modestly lower than the current average of
0.81 percent for publicly-traded thrift institutions. TierOne's average annual ratio of noninterest income for the past five calendar years is a lower 0.52 percent of average assets since 1997, with annual ratios ranging from 0.38 percent in 1997 to 0.75 percent in 2001.

     The range for this parameter for the selection of the comparable group is
1.50 percent or less of average assets , with a midpoint of 0.75 percent.

ASSET QUALITY PARAMETERS

Introduction

     The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position sufficiently similar to that of TierOne. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Total Assets

     TierOne's ratio of nonperforming assets to total assets was 0.12 percent at December 31, 2001, which is lower than both the national average of 0.65 percent for publicly-traded thrifts and the Midwest regional average of 0.65 percent, considerably lower than its 0.39 percent ratio at December 31, 2000, but similar to its 0.15 percent ratio at December 31, 1999. For the five calendar years ended December 31, 1997 to 2001, the Bank's ratio fluctuated from its current low of 0.12 percent at December 31, 2001, to the previously mentioned high of
0.39 percent at December 31, 2001, with a five year average of 0.21 percent.

     The parameter range for nonperforming assets to assets has been defined as
1.00 percent of assets or less with a midpoint of 0.50 percent.

Repossessed Assets to Assets

     TierOne had nominal repossessed assets of $40,000 at December 31, 2001, representing a ratio to total assets of less than 0.01 percent, compared to its ratio of 0.06 percent at December 31, 2000. National and regional averages were
0.10 percent and 0.08 percent, respectively, for publicly-traded savings institutions and 0.08 for all FDIC-insured savings institutions at the end of their most recent quarters.

     The range for the repossessed assets to total assets parameter is 0.20 percent of assets or less with a midpoint of 0.10 percent.

Loans Loss Reserves to Assets

     TierOne had an allowance for loan losses of $13,464,000, representing a ratio of allowance for loan losses to total assets of 0.86 percent at December 31, 2001, which is higher than its 0.73 percent ratio at December 31, 2000, and its ratio of 0.68 percent at December 31, 1999. For its five most recent calendar years, the Bank's allowance for loan losses averaged 0.73 percent of assets from a low of 0.67 percent in 1997 to its current high of 0.86 percent in 2000, indicating ratios moderately higher than national and regional industry averages.

     The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.25 percent of assets.

THE COMPARABLE GROUP

     With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $399.2 million to $1.9 billion with an average asset size of $1.1 billion and have an average of 19.6 offices per institution. One of the comparable group institutions was converted in 1986, one in 1987, one in 1988, two in 1994, one in 1997, two in 1998, and two in 1999. All ten of the comparable group institutions are traded on NASDAQ. Of the ten institutions, nine are insured by the SAIF and one, Horizon Financial Corporation, is insured by BIF.

     One of the ten institutions in the comparable group, CFS Bancorp, Inc., Munster, Indiana, has a goodwill claim pending against the U.S. Government based on its goodwill write-off of $26.0 million. CFS Bancorp was the only publicly-traded thrift institution in the universe defined as publicly-traded thrift institutions with assets of $3.0 billion or less and located in one of the eighteen states identified earlier that has a goodwill claim against the U.S. Government. CFS Bancorp is similar in size to TierOne with $1.6 billion in assets and an equity to assets ratio of 10.68 percent, compared to TierOne's
7.76 percent. CFS Bancorp converted in July 1998. CFS Bancorp has a current price to book value ratio of 107.48 percent compared to a higher price to book value ratio of 110.28 percent for the comparable group, and a price to core earnings multiple of 20.78 compared to 12.99 for the comparable group, reflective of CFS Bancorp's lower earnings level (reference Exhibit 50).

     One other publicly-traded thrift institution located in one of the states used for the selection of the comparable group and only slightly larger than the upper asset limit for the comparable group was Sterling Financial Corp., Spokane, Washington. Sterling Financial Corp. had assets of $3.04 billion with an equity to asset ratio of only 5.45 percent, which was less than the minimum parameter for the selection of the comparable group of 6.0 percent. Sterling Financial Corp. had a core return on assets of 0.57 percent similar to CFS Bancorp at 0.56 percent and had a price to book value ratio of 104.43 percent, lower than the comparable at

110.28 percent. Sterling Financial had a price to core earnings multiple of 13.15, very similar to the comparable group at 12.99.

     CFS Bancorp and Sterling Financial Corp. were the only two publicly-traded thrift institutions similar in size to TierOne for consideration in the comparable group with CFS Bancorp included in the final comparable due to its fulfilling the parameter requirements, while Sterling Financial was excluded from the final comparable group due to its lower equity to asset ratio falling short of the minimum equity to asset ratio considered reasonable for any comparable group candidate.

     The final comparable group institutions as a unit have a ratio of equity to assets of 11.0 percent, which is 55.9 percent higher than all publicly-traded thrift institutions in the United States but very similar to the 11.2 percent ratio for the one publicly-traded thrift institution in Nebraska; and for the most recent four quarters indicated a core return on average assets of 0.96 percent, virtually identical to all publicly-traded thrifts at 0.97 percent, the same as the average of publicly-traded thrifts in the Midwest but significantly higher than the one publicly-traded Nebraska thrift at 0.60 percent.

IV.  ANALYSIS OF FINANCIAL PERFORMANCE

     This section reviews and compares the financial performance of TierOne to all publicly-traded thrifts, to publicly-traded thrifts in the Midwest region and to the one publicly-traded Nebraska thrift, Commercial Federal Corp., as well as to the ten institutions constituting TierOne's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 43 through 48.

     As presented in Exhibits 43 and 44, at December 31, 2001, TierOne's total equity of 7.76 percent of assets was lower than the 11.04 percent for the comparable group, the 8.18 percent for Midwest thrifts and the 11.15 percent ratio for the Nebraska thrift, but modestly higher than the 7.08 percent ratio for all thrifts. The Bank had an 88.75 percent share of net loans in its asset mix, significantly higher than the comparable group at 70.56 percent, all thrifts at 69.75 percent, Midwest thrifts at 73.36 percent and the Nebraska thrift at 75.06 percent. TierOne's share of net loans, higher than industry averages, is primarily the result of its much smaller than average shares of both cash and investments and mortgage-backed securities. In contrast, the comparable group had a higher 15.42 percent share of cash and investments and a
9.20 percent share of mortgage-backed securities. All thrifts had 10.69 percent of assets in mortgage-backed securities and 15.70 percent in cash and investments.

     TierOne's 69.82 percent share of deposits was virtually identical to the comparable group, moderately higher than all thrifts and modestly higher than Midwest thrifts and the Nebraska thrift, reflecting the Bank's 19.32 percent ratio of borrowed funds to assets. The comparable group had deposits of 69.16 percent and borrowings of 18.39 percent. All thrifts averaged a 53.24 percent share of deposits and 37.06 percent of borrowed funds, while Midwest thrifts had a 63.11 percent share of deposits and a 26.09 percent share of borrowed funds. The one Nebraska thrift indicated a 66.71 percent share of deposits and a 20.91 percent share of borrowed funds.

     TierOne had intangible assets in the form or mortgage servicing rights equal to 0.29 percent of total assets at December 31, 2001, compared to 0.47 percent for the comparable group, 0.35 percent for all thrifts, 0.24 percent for Midwest thrifts and 0.22 percent for the Nebraska thrift.

     Operating performance indicators are summarized in Exhibits 45 and 46 and provide a synopsis of key sources of income and key expense items for TierOne in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

     As shown in Exhibit 47, for the twelve months ended December 31, 2001, TierOne had a yield on average interest-earning assets similar to the comparable group, all thrifts and the one Nebraska thrift, but moderately lower than Midwest thrifts. The Bank's yield on interest-earning assets was 7.54 percent compared to the comparable group at 7.47 percent, all thrifts at 7.43 percent, Midwest thrifts at 7.81 percent and the Nebraska thrift at 7.37 percent.

     The Bank's cost of funds for the twelve months ended December 31, 2001, was lower than the comparable group, Midwest thrifts and the Nebraska thrift, but modestly higher than all thrifts. TierOne had a 4.50 percent average cost of interest-bearing liabilities, compared to 4.71 percent for the comparable group,
4.29 percent for all thrifts, 4.61 percent for Midwest thrifts and 4.78 percent for the Nebraska thrift. The Bank's generally average yield on interest-earning assets complimented by its lower interest cost, resulted in net interest income to assets equal to 3.33 percent of average total assets, which was higher than the comparable group at 2.95 percent, all thrifts at 2.90 percent, Midwest thrifts at 2.70 percent and the Nebraska thrift at 2.39 percent (Exhibit 46). TierOne demonstrated a net interest margin of 3.44 percent for the twelve months ended December 31, 2001, based its ratio of net interest income to average interest-earning assets, which was higher than the comparable group ratio of
3.11 percent. All thrifts averaged a lower 3.14 percent net interest margin for the trailing four quarters, as did Midwest thrifts and the Nebraska thrift at
3.06 percent and 2.60 percent, respectively.

     TierOne's major source of income is interest earnings, as is evidenced by the operations ratios presented in Exhibit 46. The Bank took a provision for loan losses of $4.0 million during the twelve months ended December 31, 2001, representing 0.28 percent of average assets and reflecting the Bank's objective to modestly strengthen its ratio of allowance for loan losses to total loans, nonperforming assets and total assets. The comparable group indicated a provision representing a lower 0.13 percent of assets, with all thrifts at 0.19 percent, Midwest thrifts at 0.24 percent and the Nebraska thrift at 0.30 percent.

     The Bank's non-interest income was $10,936,000 or 0.75 percent of average assets for the twelve months ended December 31, 2001, including its $2.1 million gain on the sale of loans. Although a portion of that gain was deemed to be nonrecurring for the purpose of calculating the Bank's normalized earnings, such gross non-interest income ratio was, nevertheless, lower than the comparable group at 0.88 percent, all thrifts at 0.81 percent, Midwest thrifts at 1.06 percent and the Nebraska thrift at 0.87 percent. For the twelve months ended December 31, 2001, TierOne's operating expense ratio was 2.40 percent of average assets, which was higher than the comparable group at 2.25 percent, all thrifts at 1.99 percent, Midwest thrifts at 2.09 percent and the Nebraska thrift at 2.10 percent.

     The overall impact of TierOne's income and expense ratios is reflected in the Bank's net income and return on assets. For the twelve months ended December 31, 2001, the Bank had an ROAA of 0.90 percent based on net income and a lower ROAA of 0.87 percent based on core income, as indicated in Exhibit 7. For its most recent four quarters, the comparable group had a higher net ROAA of 0.97 percent and a higher core ROAA of 0.96 percent. All publicly-traded thrifts averaged a higher 0.97 percent core ROAA, as did Midwest thrifts at 0.96 percent. The one Nebraska thrift, however, indicated a significantly lower core ROAA of 0.60 percent.

V. MARKET VALUE ADJUSTMENTS

     This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of TierOne with the comparable group. These adjustments will take into consideration such key items as earnings performance, including the potential value of the Bank's goodwill claim, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Bank, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

     In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the potential value of the pending goodwill claim, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, due to chargeoffs, the level of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the level of noninterest expenses.

     As discussed earlier, the Bank's business philosophy over the past few years has focused on maintaining its net interest income and noninterest income, decreasing its ratio of nonperforming assets, controlling its level of noninterest expenses and reducing its higher efficiency ratio, maintaining an adequate level of general valuation allowance to reduce the impact of any unforeseen losses, and increasing its level of higher risk loans. Following conversion, the Bank's objectives will focus on maintaining a stronger equity to assets ratio, increasing its net interest spread and net interest margin, increasing its net income, return on assets and return on equity, controlling its ratio of nonperforming and classified assets, and reducing its overhead ratio.

     Earnings are directly related to interest income, which is normally dependent on an institution's ability to generate loans. The Bank was a moderate originator of mortgage loans in 2000, followed by very similar activity in 2001, with a focus on one- to four-family loan originations, warehouse mortgage lines of credit and residential construction loans. Warehouse mortgage lines of credit represented 87.9 percent of the Bank's loan originations in 2001 and a lesser
80.6 percent in 1999. In 2001, TierOne witnessed a significant increase in loan originations due primarily to increases in warehouse mortgage lines of credit and fixed-rate one- to four-family mortgage loans. The Bank also had higher levels of residential and commercial construction loans, commercial business loans, multi-family loans and consumer loans in 2001 compared to 2000 with lower levels of adjustable-rate one- to four-family loans and commercial real estate and land loans.

     Total mortgage and nonmortgage loan originations were $4.4 billion in the year ended December 31, 2001, and loan purchases were $477.8 million, resulting in total loan originations and purchases of $4.8 billion. This loan activity was reduced by repayments, loan sales and other adjustments of $4.6 billion, resulting in an increase of $265.4 million in gross loans receivable at December 31, 2001, compared to December 31, 2000. In 1999, total loan originations were $1.7 billion, and loan purchases were $258.1 million, resulting in total loan originations and purchases of $1.9 billion. This loan activity was reduced by repayments, loan sales and other adjustments of $1.8 billion, resulting in an increase of $102.5 million in gross loans in 1999.

     For the year ended December 31, 2001, the four most active loan origination categories were warehouse mortgage lines of credit, one- to four-family mortgage loans, construction loans and consumer loans, representing 87.9 percent, 4.7 percent, 3.2 percent and 2.3 percent, respectively, of total loan originations. In comparison, during 1999, the four most active loan origination categories, in order, were warehouse mortgage lines of credit, one- to four-family mortgage loans, consumer loans and construction loans, representing 80.6 percent 6.9 percent,

4.8 percent and 3.6 percent, respectively, of total loan originations.

     The impact of TierOne's primary lending efforts has been to generate a slightly higher yield on average interest-earning assets of 7.54 percent for the year ended December 31, 2001, compared to a slightly lower 7.47 percent for the comparable group, 7.43 percent for all thrifts and a higher 7.81 percent for Midwest thrifts. The Bank's ratio of interest income to average assets was a lower 7.29 percent for the twelve months ended December 31, 2001, but was still higher than the comparable group at 6.98 percent, all thrifts at 6.87 percent and Midwest thrifts at 6.89 percent, reflecting the Bank's higher yield on loans.

     TierOne's 4.50 percent cost of interest-bearing liabilities for the twelve months ended December 31, 2001, was lower than the comparable group at 4.71 percent and Midwest thrifts at 4.61 percent, but higher than all thrifts at 4.29 percent. The Bank's resulting net interest spread of 3.04 percent for the twelve months ended December 31, 2001, was moderately higher than the comparable group at 2.76 percent, lower than all thrifts at 3.14 percent and lower than Midwest thrifts at 3.19 percent. The Bank's net interest margin of 3.44 percent, based on average interest-earning assets for the twelve months ended December 31, 2001, was modestly higher than the comparable group at 3.11 percent, all thrifts at 3.14 percent and Midwest thrifts at 3.06 percent.

     The Bank's ratio of noninterest income to assets was 0.75 percent, including gains of 0.14 percent for the twelve months ended December 31, 2001, lower than the comparable group at 0.88 percent, lower than all thrifts at 0.81 percent and lower than Midwest thrifts at 1.06 percent. The Bank's lower noninterest income is partially due to the Bank's lower level of gains on loans of 0.14 percent compared to 0.26 percent for the comparable group and 0.48 percent for all thrifts. The Bank's operating expenses were higher than the comparable group and higher than all thrifts and Midwest thrifts. For the twelve months ended December 31, 2001, TierOne had an operating expenses to assets ratio of 2.36 percent compared to 2.26 percent for the comparable group, 1.99 percent for all thrifts and 2.09 percent for Midwest thrifts.

         For the twelve months ended December 31, 2001, TierOne indicated lower noninterest income and higher noninterest expenses and net interest margin relative to its comparable group. The Bank's provision for loan losses was a higher 0.28 percent compared to a lower 0.13 percent for the comparable group,
0.19 percent for all thrifts and a similar 0.24 percent for Midwest thrifts. The Bank's higher level of provision for loan losses in 2001 is due to the Bank's significant increase in its loan portfolio, particularly higher risk commercial real estate loans, commercial business loans, commercial construction loans and consumer loans. As a result of the lower noninterest income and higher noninterest expenses, the Bank's net income and core income were lower than the comparable group for the twelve months ended December 31, 2001. Based on net earnings, the Bank had a return on average assets of 0.90 percent in 2001. For the trailing twelve months, the comparable group had a higher net ROAA of 0.96 percent, while all thrifts indicated a still higher ROAA of 0.97 percent. The Bank's core or normalized earnings, as shown in Exhibit 7, were lower than its net earnings and resulted in a 0.87 percent core return on assets for the twelve months ended December 31, 2001. That core ROAA was also lower than the comparable group at 0.96 percent, and lower than all thrifts at 0.97 percent and Midwest thrifts at 0.96 percent.

Goodwill Litigation
-------------------

         Another factor taken into consideration was TierOne's write-off of $22.5 million in goodwill and the Bank's pending lawsuit against the United States filed in August 1995 in connection with the goodwill write-off. Pursuant to the goodwill litigation, TierOne is alleging two alternative damage claim theories. First, the Bank claims $66.7 million due to, among other things, lost profits, lost franchise value and "wounded bank" damages. Alternatively, the Bank claims $28.5 million for the cost of replacement capital. Keller reviewed the status of TierOne's pending goodwill litigation, reviewed the market value and pricing trend for the six tradable goodwill securities issued in connection with selected goodwill litigation cases and reviewed and analyzed goodwill awards issued in connection with goodwill claims. In reviewing the awards, Keller understands that such awards are subject to appeal and have yet to be paid.

         There were six securities issued in connection with potential settlements related to five pending goodwill litigation cases. These securities date back to 1995 with the most recent security issued in July 2001. Each of the six securities is publicly-traded and the following insert provides a summary of current market information followed by a brief discussion on each security.

                                                                                                                              Market
                                                                              Current                                         Price/
                                                                               Price                                 Claim    Claim
                                                 Issuance         Securities  March 1,  Goodwill      Recovery        Per      Per
         Issuer                 Security           Date   Ticker    Issued     2002       Claim       Interest     Share/(1)/ Share
----------------------- ------------------------ -------- ------  ---------- --------  -------------  --------    ----------- ------
California Federal Bank Contingent Litigation    7/1995   CALGZ   5,075,549   $2.82    $3.97 billion    25.0%      $123.19      2.3%
                        Recovery Participation
                        Interest

California Federal Bank Secondary Contingent     1/1997   CALGL   5,080,061   $0.85    $3.97 billion    60.0%/(2)/ $206.79      0.4%
                        Litigation Participation
                        Interest

Golden State Bancorp    Litigation Tracking
                        Warrant                  5/1998   GSBNZ  85,800,000   $1.26    $1.50 billion    85.0%      $  9.36     13.5%

Coast Federal Financial Litigation Contingent    2/1998   CCPRZ  20,700,000   $0.17    $1.397 billion   70.0%      $ 29.76      0.6%
                        Payment Right

Dime Bancorp, Inc.      Litigation Tracking     10/2000   DIMEZ 118,645,087   $0.09    $1.0 billion     85.0%      $  4.51      2.0%
                        Warrant

Bank United Corp.       Contingent Payments
                        Rights Certificate       2/2001   BNKUZ  38,919,884   $0.11    $558.0 million   85.0%      $  7.68      1.4%

         /(1)/ Based on goodwill claim multiplied by the recovery interest less taxes based on a 37.0 percent tax rate divided by securities issued. The claim is also net of expenses, including fees to attorneys and accountants which were not included.

         /(2)/ The 60.0 percent interest is secondary to the CALGZ claim of 25.0 percent.

         The first goodwill security was issued by California Federal Bank ("Cal Fed") and is referred to as a Contingent Litigation Recovery Participation Interest ("CALGZ"), which offers shareholders the right to a 25.0 percent interest in any Cal Fed goodwill recovery after taxes and expenses. Cal Fed was acquired by First Nationwide Holdings which later became Golden State Bancorp., and the acquisition of Cal Fed by First Nationwide resulted in the issuance of this first security, CALGZ. Cal Fed issued one security for each ten shares of common stock outstanding.

         Cal Fed issued a second security in January 1997, Secondary Contingent Litigation Recovery Participation Interest ("CALGL"), offering shareholders of this security a 60.0 percent interest in future gains after taxes and expenses from any goodwill settlement and secondary in distribution to the CALGZ security. The CALGL is not only secondary to the CALGZ security and net of taxes and expenses, but also net of $125.0 million defined in the prospectus.

         The pricing of these two goodwill securities ranged from highs in January 1998 of $20.75 for CALGZ to $30.12 for CALGL. The trading price of CALGZ then decreased steadily to $11.00 by March 1999, and the price of CALGL decreased steadily to $11.50 by March 1999. In April 1999, the court awarded Cal Fed $23.3 million relative to its claims totaling $3.97 billion and representing
0.6 percent of the total claims. With the announcement of this award, the prices of these Cal Fed goodwill securities decreased significantly. The price of CALGZ decreased from $11.50 in March 1999 to $2.56 in April 1999 and has remained in this price range, trading at $2.82 in early March 2002. The price of CALGL, the secondary goodwill security, decreased from $11.00 in March 1999 to $1.50 in April 1999 and continued to decrease to $0.85 in early March 2002. The volume of trading in these two goodwill securities has also decreased significantly, with CALGZ having no trading activity in five of the last eight months, and CALGL also witnessing a decrease to very limited activity, with no trading in seven of the last eleven months.

         Coast Federal issued a goodwill security in February 1998 referred to as Coast Federal Litigation Contingent Payment Right ("CCPRZ"), providing purchasers of the securities with the right to receive 70.0 percent of any goodwill award related to Coast Federal's goodwill claim less taxes and expenses. There were a total of 20.7 million securities issued with Coast Federal's goodwill claim totaling $1.397 billion. The securities were issued early in 1998 and traded at $15.13 in June 1998, but decreased to $5.94 by March 1999. As with the other goodwill securities, the price of CCPRZ further decreased in April 1999 to $1.23 from $5.94 in March 1999. The security has continued to decrease since then and was trading at $0.17 in March 2002. Golden State Bancorp issued its own goodwill security in May 1998 referred to as a Litigation Tracking Warrant ("GSBNZ"), offering the owner of the security the right to receive stock in Golden State Bancorp equivalent to 85.0 percent of the award related to the Glendale Federal goodwill claim net of taxes and expenses. There was a total of 85.8 million goodwill securities issued to shareholders in connection with Golden State Bancorp's acquisition of Glendale Federal. The goodwill claim of Golden State Bancorp was $1.5 billion. These securities were trading at $7.20 in April 1998, decreased to $5.00 in March 1999 and then decreased to $1.90 in April 1999. The Golden State goodwill security is now trading at $1.26.

         One of the two recent goodwill securities issued in connection with pending goodwill litigation cases was issued by Dime Bancorp, Inc. The goodwill security is a "Litigation Tracking Warrant" and represents the right to purchase, upon occurrence of a trigger, shares of Dime Bancorp, Inc. common stock equal in total value to 85.0 percent of the net after-tax proceeds, if any, from the lawsuit brought by Anchor Savings Bank, FSB, Hewlett, New York, against the U.S. Government and maintained by Dime Bancorp, Inc. as a result of the merger of Anchor Savings Bank with Dime Savings Bank. The lawsuit of Anchor Savings Bank against the U.S. Government was filed in January 1995 and was related to Anchor Savings Bank's supervisory goodwill and other capital enhancements totaling over $500.0 million.

         The Litigation Tracking Warrants were issued by Dime Bancorp in late 2000, with one Litigation Tracking Warrant issued for each share of Dime Bancorp common stock outstanding. The Dime Bancorp Litigation Tracking Warrants are publicly-traded on NASDAQ under the symbol "DIMEZ" with a total number of 118,645,087 Litigation Tracking Warrants issued. The Litigation Tracking Warrants began trading in December 2000 at a price of $0.75 and are currently trading at $0.09 per warrant. The adjusted litigation recovery value for the Litigation Tracking Warrants is based on an estimated recovery of $1.0 billion less expenses of $26.0 million and less estimated taxes of $450.0 million, resulting in an adjusted litigation recovery figure of $524.0 million, representing $4.42 per share as defined in the Prospectus and based on a full recovery. The current market price of $0.09 for DIMEZ represents 2.0 percent of the adjusted litigation recovery value as disclosed in the Prospectus for the Dime Bancorp Litigation Tracking Warrants.

         The most recent goodwill security issued in connection with goodwill litigation was issued by Bank United Corp., the parent of Bank United of Texas, Houston, Texas, in connection with Bank United's merger into Washington Mutual, Inc. in February 2001. The goodwill security was issued by Bank United to shareholders of Bank United and is referred to as the "Bank United Corp. Contingent Payments Rights Certificate" ("BNKUZ"), with one certificate issued for each share of Bank United Corp. common stock as well as for options, corporate premium securities and shares for the litigation trustees resulting in a total of 38,919,884 certificates issued in February 2001. The pending goodwill claim of Bank United is $558.0 million with certificate holders to receive 85.0 percent of any settlement proceeds after taxes and expenses. The net goodwill claim is estimated to represent 49.3 percent of the claim based on the total claim of $558.0 million or $7.07 per share and a lesser $1.24 based on an estimated recovery of $101.0 million or 18.1 percent of the total claim as disclosed in the most recent 10-Q Report for the BNKUZ. The current trading price of BNKUZ is $0.11 as of March 1, 2002.

         The analysis of the goodwill securities issued and outstanding indicates a significant downward trend in the pricing level and trading volume of these goodwill securities since 1998 when the goodwill securities were trading at their highest levels and prior to any awards having been granted by the courts. The pricing decrease in the goodwill securities since 1998 has focused directly on the low level of awards granted on goodwill claims rather than the overall market conditions for stocks in general which actually increased in 1999.

         Keller also analyzed the status of goodwill claims from the standpoint of awards that have been issued by the court, all of which, we understand, have been appealed by the U.S. Government, the timing element involved in these goodwill awards and the level of awards relative to the claims submitted.

         The claims of Glendale Federal and Cal Fed represent two of the largest goodwill claims with Glendale Federal seeking approximately $2.0 billion and Cal Fed seeking $3.97 billion. Both claims date back to the early 1990's. Glendale Federal received a ruling in 1992 that the government was liable, but this decision was appealed. In 1999, the court issued a ruling to award Glendale Federal $908.95 million. This award denied any recovery under Glendale Federal's claim for lost profits. This award was reversed by the Federal Circuit Court and remanded back to the United States Court of Federal Claims for a new damage determination.

         The other major goodwill claim was Cal Fed's claim of $3.97 billion. Cal Fed received a ruling in 1995 that the government was liable, and in April 1999, the court awarded Cal Fed $23.3 million, representing only 0.6 percent of Cal Fed's claim and triggering a significant decrease in the trading price of goodwill securities in April 1999. Both Cal Fed and the U.S. Government appealed this award, and the Federal Circuit Court remanded the case back to the United States Court of Federal Claims for a new damage determination, including Cal Fed's claim for lost profits.

         In addition to these two awards in 1999, La Salle Federal Bank, F.S.B., Chicago, Illinois, was awarded $5.0 million in September 1999 in connection with its claim of $1.2 billion, representing an award to claim ratio of 0.4 percent. This case is now on appeal before the Federal Circuit Court.

         In 2000, there were several more goodwill awards granted. In March 2000, the court awarded the plaintiff, Landmark Land Co., $21.5 million in damages in connection with the goodwill write-off by Oak Tree Savings Bank, New Orleans, Louisiana, which was later acquired by Landmark Land Co. The damage claim filed was for $1.4 billion with the award by the court to the plaintiff representing 1.5 percent of the goodwill claim filed. Then in July 2000, Bluebonnet Savings Bank received a court decision on its claim of $175.9 million. The court denied Bluebonnet Savings Bank any award relative to its $175.9 million claim. This case was reversed by the Federal Circuit Court, and the Court of Federal Claims awarded the owner of Bluebonnet Savings Bank damages of $132.0 million. The U.S. Government has stated its intention to appeal this decision. Also in July 2000, the court made an award in the Bobby J. Glass case in connection with the goodwill claim by Security Savings Bank, Carlsbad, New Mexico. The court issued an award of $3.97 million on a claim of $8.4 million. The Federal Circuit Court reversed this award and remanded the case to the Court of Federal Claims for further proceedings.

         The most recent decision regarding goodwill litigation involved Benjamin Franklin Federal Savings and Loan Association which has asserted two claims relating to lost profits and restitution, which was comprised of three components. The damage claim for lost profits was for $944.0 million, and the restitution claim was for $1.17 billion, which is comprised of a claim of $351.2 million for excess liabilities assumed, a claim of $526.3 million for the value of earnings saved by the FSLIC and a claim of $281.0 million for the franchise value of Benjamin Franklin Federal. The Court's recent decision denied both the lost profits claim and the restitution claim, in their entirety. However, the Court also stated that the plaintiff was entitled to recover the lost franchise value of the thrift, which the Court concluded was the market capitalization of Benjamin Franklin Federal on the last business day prior to the enactment of FIRREA. The amount of this damage has been estimated by the Court to be $35.0 million, significantly less than the claims of $944.0 million for lost profits and $1.17 billion for restitution. This decision will be subject to further review as a result of appeal by one or both parties.

         None of these goodwill awards have been finalized resulting in the plaintiff actually receiving a cash award. Further, all of these awards are before taxes and expenses, which normally include contingent legal fees.

         Based upon the current status of the other Winstar-related cases and subsequent procedural orders by the court, the Bank's goodwill litigation is not scheduled for trial for another one to two years. Further, while decisions by the Court in some of the Winstar Cases as to liability have been rendered, there is no assurance that the Court will not reach a different decision in the Bank's pending goodwill litigation or any other Winstar-related case, as evidenced by the prior court decisions. There is also no assurance as to the amount of any damages, if any, that may be awarded with respect to the Bank's goodwill litigation or when such damages, if any, may be awarded to the Bank, and more importantly, when any such damages might be received by the Bank.

         TierOne's earnings stream will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its noninterest income and overhead expenses and the level of provisions for loan losses and charge-offs. Noninterest income has increased from 2000 to 2001 for the Bank, while overhead expenses have also indicated a recently increasing trend in their ratio to average assets influenced by the Bank's effort to increase fees and charges. The Bank's net interest income, higher than the comparable group, has been the result of its higher yield on assets accented by its recently lower cost of funds. TierOne's composite yield on interest-earning assets has been decreasing recently, in conjunction with the Bank's cost of funds due to the recent decrease in interest rates. The impact of this trend has been a rise in the Bank's net interest margin from 2.84 percent in 2000 to 3.44 percent in 2001and a rise in the Bank's net interest spread from 2.46 percent in 2000 to 3.04 percent in 2001.

         In recognition of the foregoing factors, we have determined that TierOne's lower earnings performance, relative to the comparable group and the industry, warrants a downward adjustment for earnings. The Bank's pending goodwill litigation and the potential value of such claim warrants an upward adjustment. Thus, there is no overall adjustment for earnings.

MARKET AREA


         TierOne's primary market area for retail deposits encompasses all of Nebraska, southwest Iowa and northern Kansas. The focus of retail activity deposit and lending activity in Nebraska is the communities of Lincoln and Omaha and the surrounding Lancaster and Douglas Counties, respectively. As discussed in Section II, from 1990 to 2000, the core of the primary market area experienced a moderate increase in population of 8.4 percent compared to the United States which grew 13.2 percent. The market area witnessed a 10.6 percent rise in households from 1990 to 2000, compared to a larger 14.7 percent in the United States. The market area has also been characterized with lower per capita income and household income and moderately lower housing values than the comparable group markets and the United States. Population is projected to increase modestly in the future by 2.0 percent from 1990 to 2000, compared to a
4.5 percent growth rate projected for the U.S.

         The average unemployment rate in the Bank's primary market area was 2.7 percent in 1998, compared to a higher 4.5 percent in the United States. By November 2001, the primary market area's unemployment rate had increased to 3.0, and the United States unemployment rate had increased to 5.3 percent. Per capita income and median household income in TierOne's primary market area have been lower than the national averages and modestly lower than the comparable group average due to the influence of the rural segment of the market area, which is characterized by lower income levels. The median housing value and median rent in the Bank's primary market area is also lower than the comparable group as well as the United States.

         TierOne's primary market area is characterized by two somewhat distinct markets with Douglas and Lancaster Counties (Omaha and Lincoln) having higher shares of services and retail/wholesale trade industries compared to Nebraska, as a whole, having a higher share of agriculture. In the Bank's primary market area, the services sector represents the primary source of employment, due to the influence of Douglas and Lancaster Counties followed by the wholesale/retail trade sector and then the manufacturing sector. The agriculture sector in the market area was a higher 8.6 percent compared to 1.3 percent in the United States, 1.2 percent in Douglas County and 2.0 percent in Lancaster County. The market area has a stronger level of services employment of 36.0 percent compared to 34.0 percent in the United States and lower levels of wholesale/retail trade of 22.5 percent and manufacturing of 12.7 percent, compared to 27.5 percent and 19.2 percent, respectively, in the United States.

         The size of financial competition in TierOne's primary market area, based on total deposits, is significant with commercial banks holding a strong majority of deposits, representing 89.3 percent of deposits at June 30, 2001, and financial institutions of varying sizes and characteristics operating throughout Nebraska. The Bank experienced net increases in deposits in 2000 of
4.2 percent and in 2001 of 4.6 percent. The Bank's change in deposits from December 31, 1997, to December 31, 2001, represented an average annual increase of 3.83 percent, which was below the comparable group average or industry average. The Bank's recently higher increase in deposits has been primarily due to a stronger marketing effort in 2000 and 2001.

         In recognition of the foregoing factors, we believe that a downward adjustment is warranted for the Bank's primary market area.

FINANCIAL CONDITION

         The financial condition of TierOne is discussed in Section I and shown in Exhibits 1, 2, 5, 15, 16 and 17, and is compared to the comparable group in Exhibits 43 and 44. The Bank's ratio of total equity to total assets was 7.76 percent at December 31, 2001, which was much lower than the comparable group at
11.04 percent, higher than all thrifts at 7.08 percent, and lower than Midwest thrifts at 8.18 percent. With a conversion at the midpoint, the Corporation's pro forma equity to assets ratio will increase to approximately 14.07 percent, and the Bank's pro forma equity to assets ratio will increase to approximately
11.39 percent.

         The Bank's mix of assets and liabilities indicates some areas of variation from its comparable group but many similarities. TierOne had a higher 88.8 percent ratio of net loans to total assets at December 31, 2001, compared to the comparable group at 74.6 percent and all thrifts at 69.8 percent. The Bank's 5.0 percent share of cash and investments was lower than the comparable group at 15.4 percent, all thrifts at 15.7 percent and Midwest thrifts at 15.4 percent. TierOne's ratio of mortgage-backed securities to total assets of 3.0 percent was lower than the comparable group at 9.2 percent and lower than all thrifts at
10.7 percent, reflective of the Bank's higher share of loans. The Bank's 69.8 percent ratio of deposits to total assets was slightly higher than the comparable group at 69.2 percent, all thrifts at 53.2 percent and Midwest thrifts at 63.1 percent. TierOne's 19.3 percent ratio of borrowed funds to assets was also similar to the comparable group at 18.4 percent, all thrifts at
37.1 percent and Midwest thrifts at 26.1 percent.

         TierOne had intangible assets of 0.29 percent of assets and real estate owned of a lower 0.01 percent of assets, compared to ratios of 0.47 percent and
0.06 percent of intangible assets and real estate owned, respectively, for the comparable group. All thrifts had intangible assets of 0.35 percent and real estate owned of 0.10 percent. The financial condition of TierOne is influenced by its higher level of higher risk real estate loans, representing 23.2 percent of assets at December 31, 2001, compared to a lower 17.3 percent for the comparable group, 16.5 percent for all thrifts and 15.2 percent for Midwest thrifts.

         Historically, the Bank's dollar balance of nonperforming assets and its ratio of nonperforming assets to total assets have been more similar to industry averages but have decreased significantly in 2001. The Bank's ratio of nonperforming assets to total assets was 0.12 percent at December 31, 2001, compared to 0.40 percent at December 31, 2000.

         At December 31, 2001, TierOne had $13.5 million in allowance for loan losses, which represented 0.86 percent of assets and 0.89 percent of total loans. The comparable group indicated allowances equal to 0.63 percent of assets and 0.87 percent of total loans, similar to TierOne at 0.89 percent. TierOne's ratio of net charge-offs to average total loans was a modest 0.04 percent for the twelve months ended December 31, 2001, lower than the 0.16 percent for the comparable group, 0.18 percent for all thrifts and 0.19 percent for Midwest thrifts.

         TierOne currently has a minimal level of interest rate risk, as reflected by the smaller decrease in its net portfolio value to assets ratio under conditions of rising or falling interest rates. The Bank's net portfolio value ratio is projected to decrease 87 basis point to 8.88 percent if interest rates rise 200 basis points. This exposure represents minimal interest rate risk exposure as defined by the OTS and indicates a decrease from significant interest rate risk exposure at December 31, 2000. The Bank continues to have a moderate NPV ratio combined with a currently lower interest rate sensitivity measure.

         Overall, with particular consideration to the Bank's higher level of higher risk loans, lower equity to assets ratio, moderate NPV ratio and historically higher interest rate risk exposure, we believe that a modest downward adjustment is warranted for TierOne's current financial condition.

ASSET, LOAN AND DEPOSIT GROWTH


         During the past four fiscal years, TierOne has been characterized by higher than average growth levels in assets and loans but lower growth in deposits. The Bank's average annual asset growth rate from 1997 to 2001, was
11.9 percent, compared to a lower 9.1 percent for the comparable group, 8.0 percent for all thrifts and 8.4 percent for Midwest thrifts. TierOne's higher asset growth rate is reflective primarily of its increase in loans. The Bank's loan portfolio indicates an average annual increase of 13.7 percent from 1997 to 2001, but a lesser 10.9 percent, excluding warehouse mortgage lines of credit, compared to average growth rates of 11.9 percent for the comparable group, 11.5 percent for all thrifts and 11.7 percent for Midwest thrifts. The Bank's rise in its loan portfolio has been focused on loans secured by properties located outside the Bank's primary market area with the majority of the Bank's adjustable-rate single-family residential loans and commercial real estate loans secured by properties located outside the primary market area as well as 45.0 percent of the Bank's residential construction loans. TierOne's deposits indicate an average annual increase of 3.8 percent from December 31, 1997, to December 31, 2001. Annual deposit increases have been from a low of 2.0 percent in 1999 to a high of an increase of 4.4 percent in 2001, compared to average growth rates of 5.6 percent for the comparable group, 5.8 percent for all thrifts and 5.1 percent for Midwest thrifts. Due to the Bank's lower level of deposit growth, the Bank has increased its share of borrowed funds to 19.32 percent at December 31, 2001, from 0.5 percent at December 31, 1998, with the Bank's share of borrowed funds exceeding the comparable group at 18.39 percent.

         The Bank's ability to maintain its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products, to maintain a high quality of service to its customers, to increase its market share and to continue its loan purchase activity outside its primary market area. The Bank's primary market area has experienced a moderate rise in population and households between 1990 and 2000 and is projected to witness a much smaller increase in population in the future. The Bank's primary market area also indicates per capita income and median household income levels lower than the United States as well as lower housing values when compared to the United States.

         The Bank's historical dependence on its current primary market area but rising dependence on outlying markets could result in lower asset growth in the future as a result of its highly competitive operating environment and reduced growth in population projected for the future in the primary market area. TierOne's projections indicate a modest rise in deposits in 2002 reduced by the outflow of deposits to purchase stock. Total portfolio loans are projected to experience minimal growth in 2002, with modest growth in cash and investments. TierOne's highly competitive operating environment, together with its modest rise in deposits and minimal loan growth, should result in lower asset and deposit growth than historical trends for the Bank relative to the comparable group.

         Based on these factors, we have concluded that a modest downward adjustment to the Bank's pro forma value is warranted.

DIVIDEND PAYMENTS

         TierOne has not committed to pay an initial cash dividend. The future payment of cash dividends will be dependent upon such factors as earnings performance, capital position, growth, unforeseen chargeoffs, and regulatory limitations. All of the ten institutions in the comparable group pay cash dividends for an average dividend yield of 3.25 percent. The dividend yield for the Nebraska thrift is 1.27 percent and a higher 2.21 percent for all thrifts.

         The current dividend yields for thrift stocks have decreased recently due partially to the increase in the average market price for thrift stocks combined with only minimal increases in cash dividends. The Corporation has not determined if or when it will pay dividends. In our opinion, no adjustment to the pro forma market value is warranted at this time related to dividend payments.

SUBSCRIPTION INTEREST

         In the year of 2001, investors' interest in new issues has increased and subscription levels received a stronger reaction from the marketplace than in 2000, however, the number of conversions in 2001 decreased from historical levels. Overall, the reaction of IPO investors appears to be related to a number of factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions and aftermarket price trends Additionally, the recent overall stock market decline, may reduce investor interest in new offerings.

         TierOne will direct its offering primarily to depositors and residents in its primary market area. The board of directors and officers anticipate purchasing approximately $3.2 million or 2.3 percent of the offering based on the appraised midpoint valuation. The Bank will form an ESOP, which plans to purchase 8.0 percent of the total shares issued in the conversion. Additionally, the Prospectus restricts to 50,000 shares, based on the $10.00 per share purchase price, the total number of shares in the conversion that may be purchased by a single person or by persons and associates acting in concert as part of either the subscription offering or a direct community offering.

         The Bank has secured the services of Sandler O'Neill & Partners, L.P., ("Sandler O'Neill") to assist in the marketing and sale of the conversion stock.

         Based on the size of the offering, current market conditions, the size of the Bank's market area, local market interest and the terms of the offering, we believe that no adjustment is warranted for the Bank's anticipated subscription interest.

LIQUIDITY OF THE STOCK

         TierOne will offer its shares through a subscription offering and, if required, a subsequent community offering with the assistance of Sandler O'Neill. The Bank's total offering is moderately larger in size to the average market value of the comparable group. The comparable group has an average market value of $131,840,000 for the stock outstanding compared to the midpoint offering of $138,000,000 for TierOne but a lesser $119.0 million, less the ESOP, the charitable foundation and the shares purchased by officers and directors.

         Based on a review of these factors, we have concluded that no adjustment to the pro forma market value is warranted at this time relative to the liquidity of the stock.

MANAGEMENT

         The Chairman of the Board and Chief Executive Officer of TierOne is Gilbert G. Lundstrom. Mr. Lundstrom joined the Bank in January 1994, serving the Bank as President, Chief Operating Officer and Director. In January 1996, Mr. Lundstrom became Chief Executive Officer, and in 2000, Mr. Lundstrom became Chairman of the Board. Prior to joining the Bank, Mr. Lundstrom was an attorney and managing partner for the law firm of Woods & Aitken, Lincoln, Nebraska, where he practiced law for 25 years. Mr. Lundstrom is an elected director of the FHLB of Topeka and is a founding director of the National Council of Federal Home Loan Banks. Mr. Lundstrom serves on the boards of several for-profit and not-for-profit corporations. Mr. James A. Laphen is Director, President and Chief Operating Officer of the Bank, positions he has held since October 2001. Mr. Laphen joined the Bank in September 2000, serving the Bank as Executive Vice President and Chief Operating Officer. Prior to joining TierOne, Mr. Laphen was President of Commercial Federal Bank, Omaha, Nebraska. Mr. Eugene B. Witkowicz is an Executive Vice President, Secretary/Treasurer, Chief Financial Officer, and Director of Finance. Mr. Witkowicz joined the Bank in 1972. Mr. Gale R. Furnas is an Executive Vice President and Director of Lending, positions held since 1998. Mr. Furnas joined the Bank in 1976. Mr. Larry L. Pfeil is an Executive Vice President and Director of Administration. Mr. Pfeil joined the Bank in 1971. Mr. Roger R. Ludemann is Executive Vice President and Director of Retail Banking, which are positions he has held since 1997. Mr. Ludemann joined the Bank in 1995.

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         During the past few years, TierOne has been able to increase its dollar level of loans and savings, reduce its cost of funds, diversify its loan portfolio, restore its net interest margin to the industry average and increase its level of allowance for loan losses to loans. Management continues to focus on strengthening the Bank's noninterest income and reduce the Bank's higher noninterest expense ratio, which have resulted in the Bank's modestly lower return on average assets compared to the average for all publicly-traded thrifts.

         Overall, we believe the Bank to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

         The necessity to build a new issue discount into the stock price of a converting thrift institution continues to prevail in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock market, the downward trend in market prices in 2001, the more limited level of merger and acquisition activity in the financial institution industry in 2001 and the resultant decrease in pricing ratios from the late 1990's and the presence of new competitors in the financial institution industry such as de novo institutions, investment firms, insurance companies, mortgage companies, etc., resulting in increased pressure to be able to attract retail deposits at normal rates rather than premium rates.

         We believe that a new issue discount applied to the price to book valuation approach continues and is considered to be reasonable and necessary in the pricing of the Corporation. We have made a downward adjustment to the Corporation's pro forma market value in recognition of the new issue discount.

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VI.      VALUATION METHODS

         Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by appraisal firms has been the price to book value ratio method, as a result of the volatility of earnings in the thrift industry. As earnings in the thrift industry improved in the last few years, however, more emphasis has been placed on the price to earnings method in analyzing thrift institutions stock valuations. Primary emphasis, therefore, has been placed on the price to earnings method in determining the pro forma market value of TierOne Corporation, with additional analytical and correlative attention to the price to book value method.

         In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a third valuation method, the price to assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

         In addition to the pro forma market value, we have defined a valuation range in accordance with the requirements of the Office of Thrift Supervision with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a maximum, as adjusted, being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value."

         In applying each of the valuation methods, consideration was given to the adjustments to the Bank's pro forma market value discussed in Section V. Downward adjustments were made for financial condition, market area, growth potential and marketing of the issue. No adjustments were made for earnings, dividend payments, liquidity, subscription interest and management.

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PRICE TO BOOK VALUE METHOD

         In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. This method, therefore, is sometimes considered less meaningful for institutions that provide a consistent earnings trend, but remains significant and reliable as a confirmational and correlative analysis to the price to earnings and price to assets approaches. It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value.

         Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 110.28 percent and 106.33 percent, respectively. The total comparable group indicated a moderately wide range, from a low of
93.95 percent (FSF Financial Corp.) to a high of 134.95 percent (Parkvale Financial Corp). The comparable group had a slightly higher average price to tangible book value ratio of 115.51 percent as well as a higher median of 110.33 percent with a slightly higher range with a low price to tangible book ratio of
100.72 percent (Oregon Trail Financial Corp.) and a high price to tangible book ratio of 145.55 percent (First Place Financial Corp.). Excluding the low and the high in the group, the price to book value range narrowed to a low of 95.06 percent and a high of 129.44 percent, and the range of price to tangible book value ratio narrowed to a low of 101.36 percent and a high of 134.90 percent.

         Taking into consideration all of the previously mentioned items in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 58.20 percent and a price to tangible book value ratio of 58.16 percent at the midpoint. The price to book value ratio increases from 53.58 percent at the minimum to 66.00 percent at the

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PRice to Book Value Method (cont.)

maximum, as adjusted, while the price to tangible book value ratio increases from 53.56 percent at the minimum to 65.98 percent at the maximum, as adjusted.

         The Corporation's pro forma price to book value and price to tangible book value ratios of 58.20 percent and 58.16 percent, respectively, are strongly influenced by the Bank's financial condition, interest rate risk position and stability of earnings as well as current market conditions. Based on the price to book value ratio and the Bank's total equity of $121,755,000 at December 31, 2001, the indicated pro forma market value of the Bank using this approach is $138,103,610 at the midpoint (reference Exhibit 49).

PRICE TO EARNINGS METHOD

         The focal point of this method is the determination of the earnings base to be used and secondly, the determination of an appropriate price to earnings multiple. The recent earnings position of TierOne is displayed in
Exhibit 3, which represents after tax net earnings for the twelve months ended December 31, 2001, of $13,042,000. Exhibit 7 indicates the derivation of the Bank's core or normalized earnings for that period of a lower $12,760,000 due to an income adjustment related to gains on the sale of loans. To arrive at the pro forma market value of the Corporation by means of the price to earnings method, we used the core earnings base of $12,760,000.

         In determining the price to earnings multiple, we reviewed the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. The average price to core earnings multiple for the comparable group was 12.99, while the median was 12.61. The average price to net earnings multiple was 12.84, and the median multiple was
12.83 The comparable group's price to core earnings multiple was lower than the average for all publicly-traded, FDIC-insured thrifts of 16.79, and lower than their median

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

Price to Earnings Method  (cont.)

of 13.82. The range in the price to core earnings multiple for the comparable group was from a low of 9.63 (FSF Financial Corp.) to a high of 20.78 (CFS Bancorp, Inc.). The primary range in the price to core earnings multiple for the comparable group, excluding the high and low levels, was from a low price to core earnings multiple of 9.66 to a high of 15.76 times core earnings for eight of the ten institutions in the group.

         Consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. In recognition of these adjustments, we have determined a price to core earnings multiple of 10.83 at the midpoint, based on TierOne's core earnings of $12,760,000 for the twelve months ended December 31, 2001. The price to core earnings multiple increases to 12.45 at the maximum and 14.31 at the super maximum.

         Based on the Bank's core earnings base of $12,760,000 (reference Exhibits 7 and 49), the pro forma market value of the Corporation using the price to earnings method is $137,867,200 at the midpoint.

PRICE TO ASSETS METHOD

         The final valuation method is the price to assets method. This method is not as frequently used due to the fact that it does not incorporate an institution's equity position or earnings performance. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion. Exhibit 50 indicates that the average price to assets ratio for the comparable group was 12.10 percent and the median was 12.57 percent. The range in the price to assets ratios for the comparable group varied from a low of 7.63 percent

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

Price to Assets Method  (cont.)

(FSF Financial Corp.) to a high of 14.98 percent (Horizon Financial Corp.). It narrows modestly with the elimination of the two extremes in the group to a low of 9.45 percent and a high of 14.86 percent.

         Based on the adjustments made previously for TierOne, it is our opinion that an appropriate price to assets ratio for the Corporation is 8.21 percent at the midpoint, which ranges from a low of 7.04 percent at the minimum to 10.60 percent at the super maximum.

         Based on the Bank's December 31, 2001, asset base of $1,570,013,000, the indicated pro forma market value of the Corporation using the price to assets method is $138,216,550 at the midpoint (reference Exhibit 49).

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VALUATION CONCLUSION

         It is our opinion that as of March 5, 2002, the pro forma market value of the Corporation, is $138,000,000 at the midpoint, representing 13,800,000 shares at $10.00 per share. In determining the pro forma market value, Keller has made a positive adjustment related to the Bank's supervisory goodwill claim. The pro forma valuation range of the Corporation is from a minimum of $117,300,000 or 11,730,000 shares at $10.00 per share to a maximum of $158,700,000 or 15,870,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The super maximum is $182,510,000 or 18,251,000 shares at $10.00 per share (reference Exhibits 49 to 54).

         The appraised value of the Corporation as of March 5, 2002, is $138,000,000 at the midpoint, representing 13,800,000 shares at $10 per share.

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